UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2020

Commission File Number 001-15170

GlaxoSmithKline plc
(Translation of registrant's name into English)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Issued: Wednesday, 5 February 2020, London U.K.

GSK delivers 2019 sales of £33.8 billion +10% AER, +8% CER (Pro-forma +4% CER*) Total EPS 93.9p; +27% AER; +23% CER; Adjusted EPS 123.9p +4% AER, +1% CER

2019 financial and product highlights
●	Pharmaceuticals £17.6 billion +2% AER, flat CER; Vaccines £7.2 billion +21% AER, +19% CER; Consumer Healthcare £9 billion +17% AER, +17% CER (Pro-forma +2% CER*)
●	Shingrix sales £1.8 billion +>100% AER, +>100% CER driven by strong execution in the US
●	Total Respiratory sales £3,081 million +18% AER, +15% CER. Trelegy £518 million +>100% AER, +>100% CER. Nucala £768 million +36% AER, +33% CER
●	Total HIV sales £4.9 billion, +3% AER +1% CER. Two-drug regimen sales £422 million
●
Total Group operating margin 20.6%. Adjusted Group operating margin 26.6% reflecting increased R&D spending and impact of generic Advair in the US partly offset by improved Vaccines and Consumer Healthcare performance. (Pharmaceuticals 26.2%; Vaccines 41.4%; Consumer Healthcare 20.8%)

●	Total EPS 93.9p +27% AER; +23% CER primarily reflecting reduced contingent consideration charges
●	Adjusted EPS 123.9p +4% AER, +1% CER reflecting operating performance and lower effective tax rate, partly offset by increased profit allocation to non-controlling interests
●	Net cash flow from operations £8.0 billion. Free cash flow £5.1 billion
●	23p dividend declared for the quarter, 80p for FY19

Pipeline highlights
●	Continued strengthening of R&D pipeline in 2019: eight submissions, six positive pivotal trial results and four new assets progressed into pivotal trials
●	In 2020 expect at least six potential approvals in oncology, HIV, specialty and respiratory
●	Expect proof of concept readouts on several key pipeline assets including four oncology medicines and vaccines for COPD and RSV

2020 guidance
●	Expect Adjusted EPS to decline -1% to -4% CER
●	Expect 80p dividend for 2020

Preparing for two new companies
●
New programme initiated to prepare for separation of GSK into two companies: New GSK, a biopharma company with an R&D approach focused on science related to the immune system, use of genetics and new technologies; and a new leader in Consumer Healthcare

●	As GSK increases investment in R&D and new product launches, the two-year separation programme aims to:
	-	Drive a common approach to R&D across modalities with improved capital allocation
	-	Align and improve capabilities and efficiencies of global support functions to support New GSK
	-	Further optimise supply chain and portfolio, including divestments of non-core assets. Strategic review of prescription dermatology underway
	-	Prepare Consumer Healthcare to operate as a standalone company
●
Programme to target delivery of £0.7 billion of annual savings by 2022 with total costs estimated at £2.4 billion (of which £1.6 billion cash). Programme expected to deliver improved operating performance, with meaningful improvements from 2022. Anticipated divestment proceeds largely expected to cover programme cash costs

●	Additional one-time costs to prepare Consumer Healthcare for separation estimated at £600-700 million

2019 results	2019	Growth		Q4 2019	Growth
	£m	£%	CER%	£m	£%	CER%

Turnover	33,754	10	8	8,899	9	11

Total operating profit	6,961	27	23	1,902	22	29
Total earnings per share	93.9p	27	23	26.2p	6	12

Adjusted operating profit	8,972	3	-	1,852	(16)	(11)
Adjusted earnings per share	123.9p	4	1	24.8p	(21)	(16)

Net cash from operating activities	8,020	(5)		3,453	(16)
Free cash flow	5,073	(11)		2,599	(22)

The Total results are presented under ‘Financial performance’ on pages 11 and 26 and Adjusted results reconciliations are presented on pages 21, 22, 35 and 36. Adjusted results are a non-IFRS measure that may be considered in addition to, but not as a substitute for, or superior to, information presented in accordance with IFRS. Adjusted results are defined on page 9 and £% or AER% growth, CER% growth, free cash flow and other non-IFRS measures are defined on page 60. GSK provides guidance on an Adjusted results basis only, for the reasons set out on page 10. All expectations, guidance and targets regarding future performance and dividend payments should be read together with “Outlook, assumptions and cautionary statements” on pages 61 and 62.

*
Reported AER and CER growth rates include five months’ results of former Pfizer consumer healthcare business. Pro-forma CER growth rates are calculated as if the equivalent five months of Pfizer consumer healthcare business results, as reported by Pfizer, were included in the comparative period of 2018. See “Pro-forma growth” on page 10.

Emma Walmsley, Chief Executive Officer, GSK said:

“GSK delivered a good performance in 2019 with growth in sales and earnings, together with strong cash generation. We also made excellent progress in all three of our long-term priorities: Innovation, Performance and Trust, strengthening our pipeline, improving operational execution and reshaping the company.

“In 2020, our first priority remains Innovation, to progress our pipeline and support new product launches. Recent data readouts underpin our decision to further increase investment in R&D and these new products. At the same time, we are again focused on operational execution, including delivering a successful integration in Consumer Healthcare, and we are also preparing for the future, starting a new two-year programme to get GSK ready for separation.

“All of this aims to support future growth, deliver significant value creation, and set up two new leading companies in biopharma and consumer healthcare, each with the opportunity to improve the health of hundreds of millions of people.”

2020 guidance

We set out below earnings guidance for 2020. This reflects our expectations for growth in key new products, and the start of a two-year period in which we will continue to increase investment in these products and in our R&D pipeline, alongside implementation of our new programme which will prepare the Group for separation.

In 2020 we expect Adjusted EPS to decline in the range of -1% to -4% at CER. This guidance excludes any impact in 2020 from any further material divestments beyond those previously announced and any potential impact on our business from the Coronavirus outbreak.

All expectations, guidance and targets regarding future performance and dividend payments should be read together with “Outlook, assumptions and cautionary statements” on pages 61 and 62.

If exchange rates were to hold at the closing rates on 31 January 2020 ($1.31/£1, €1.19/£1 and Yen 143/£1) for the rest of 2020, the estimated negative impact on 2020 Sterling turnover growth would be around 3% and if exchange gains or losses were recognised at the same level as in 2019, the estimated negative impact on 2020 Sterling Adjusted EPS growth would be around 5%.

Results presentation

A webcast of the quarterly results presentation hosted by Emma Walmsley, GSK CEO, will be held at 2pm GMT on 5 February 2020. Presentation materials will be published on www.gsk.com prior to the webcast and a transcript of the webcast will be published subsequently.

Information available on GSK’s website does not form part of, and is not incorporated by reference into, this Results Announcement.

Operating performance – 2019

Turnover	2019

	£m	Growth £%	Growth CER%

Pharmaceuticals	17,554	2	-
Vaccines	7,157	21	19
Consumer Healthcare	8,995	17	17

	33,706	9	8

Corporate and other unallocated turnover	48

Group turnover	33,754	10	8

Pro-forma growth			4

Group turnover for the year increased 10% AER, 8% CER to £33,754 million, with growth delivered by Vaccines and Consumer Healthcare and Pharmaceuticals flat at CER. Pro-forma turnover growth for the Group was 4% CER.

Pharmaceuticals turnover in the year was £17,554 million, up 2% AER, but flat at CER. HIV sales were up 3% AER, 1% CER, to £4,854 million, with growth in Juluca and Dovato partly offset by declines in Triumeq and Tivicay. Respiratory sales were up 18% AER, 15% CER, to £3,081 million, on growth of Trelegy Ellipta and Nucala. Sales of Established Pharmaceuticals were £8,776 million, down 7% AER, 8% CER, including the impact of loss of exclusivity of Advair.

Vaccines turnover grew 21% AER, 19% CER to £7,157 million, primarily driven by growth in sales of Shingrix. Meningitis vaccines also contributed significantly to growth.

Consumer Healthcare sales grew 17% AER, 17% CER to £8,995 million. On a pro-forma basis, sales grew 2%, driven by strong performance in the Oral health category, partly offset by a decline in Skin health.

Operating profit
Total operating profit for the year was £6,961 million compared with £5,483 million in 2018. Adjusted operating profit was £8,972 million, up 3% AER, but flat at CER on a turnover increase of 8% CER. The Adjusted operating margin of 26.6% was down 1.8 percentage points at AER, 2.1 percentage points at CER and down 1.9 percentage points CER on a pro-forma basis. Reduced re-measurement charges on the contingent consideration liabilities and an increase in value of the shares in Hindustan Unilever Limited to be received on the disposal of Horlicks and other brands were partly offset by increased charges for Major restructuring, primarily arising from write-downs in manufacturing sites.

The reduction in pro-forma Adjusted operating profit primarily reflected continuing price pressure, particularly in Respiratory, investment in R&D including a significant increase in Oncology and investments in promotional product support. This was partly offset by the benefit from sales growth, particularly Vaccines, a more favourable mix in Vaccines and Consumer Healthcare, favourable inventory adjustments in Vaccines and continued tight control of ongoing costs across all three businesses.

Earnings per share
Total earnings per share for the year was 93.9p, compared with 73.7p in 2018. Adjusted EPS of 123.9p compared with 119.4p in 2018, up 4% AER, 1% CER, with Adjusted operating profit flat at CER. The improvement primarily resulted from a reduced effective tax rate and an increased share of after tax profits of associates as a result of a non-recurring income tax benefit in Innoviva, partly offset by increased net finance costs and a higher non-controlling interest allocation of Consumer Healthcare profits.

Cash flow
Net cash inflow from operating activities was £8,020 million (2018: £8,421 million) and free cash flow was £5,073 million (2018: £5,692 million). The reduction primarily reflected the adverse timing of payments for returns and rebates, the initial step-down impact from US Advair generic competition, increased capital expenditure and higher payments for restructuring and significant legal matters.

Operating performance – Q4 2019

Turnover	Q4 2019

	£m	Growth £%	Growth CER%

Pharmaceuticals	4,558	(5)	(4)
Vaccines	1,742	18	21
Consumer Healthcare	2,571	35	37

	8,871	8	10

Corporate and other unallocated turnover	28

Group turnover	8,899	9	11

Pro-forma growth			2

Group turnover increased 9% AER, 11% CER to £8,899 million in the quarter, with growth primarily driven by Vaccines and the acquisition of the Pfizer consumer healthcare business. Pro-forma turnover growth for the Group was 2% CER.

Pharmaceuticals turnover in the quarter was £4,558 million, down 5% AER, 4% CER. Respiratory sales were up 8% AER, 9% CER to £892 million, on growth of Trelegy Ellipta and Nucala. HIV sales of £1,257 million declined 1% AER but were flat at CER, with growth in Juluca and Dovato offset by a decline in Tivicay. Sales of Established Pharmaceuticals declined 15% AER, 14% CER to £2,173 million, reflecting lower Advair sales.

Vaccines turnover grew 18% AER, 21% CER to £1,742 million, primarily driven by growth in sales of Shingrix. Meningitis vaccines also contributed to growth, but Influenza vaccines sales declined primarily due to the impact of favourable US phasing in Q3 2019.

Consumer Healthcare sales grew 35% AER, 37% CER to £2,571 million in the quarter. On a pro-forma basis, sales were flat, with strong growth in Oral health offset by declines in other categories, including the impact of some inventory level adjustments.

Operating profit
Total operating profit was £1,902 million in Q4 2019 compared with £1,554 million in Q4 2018. Adjusted operating profit was £1,852 million, 16% lower than Q4 2018 at AER and 11% lower at CER on a turnover increase of 11% CER. The Adjusted operating margin of 20.8% was down 6.0 percentage points at AER, 5.2 percentage points at CER and down 4.8 percentage points CER on a pro-forma basis.

Re-measurement credits on the contingent consideration liabilities, increased profit on disposals and reduced restructuring costs were partly offset by the unwind of the fair value uplift on inventory arising on completion of the Consumer Healthcare Joint Venture with Pfizer and a decrease in the value of the shares in Hindustan Unilever Limited. GSK expects the transaction to complete around the end of Q1 2020, subject to legal and regulatory approvals. Operating profit was also impacted by increased investment in R&D, investments in promotional product support, and continuing price pressure, together with a non-restructuring related write-down in a manufacturing site. This was partly offset by the benefit from sales growth, particularly in Vaccines, a more favourable mix in Vaccines and continued tight control of ongoing costs across all three businesses.

Earnings per share
Total earnings per share was 26.2p, compared with 24.7p in Q4 2018. Adjusted EPS of 24.8p compared with 31.2p in Q4 2018, down 21% AER, 16% CER, on an 11% CER decrease in Adjusted operating profit. This reflected an increased non-controlling interest allocation of Consumer Healthcare profits and increased net finance costs, partly offset by a reduced effective tax rate.

Cash flow
Net cash inflow from operating activities was £3,453 million (Q4 2018: £4,119 million) and free cash flow was £2,599 million (Q4 2018: £3,317 million). The reduced free cash flow primarily reflected the adverse timing of payments for returns and rebates, the step-down impact from US Advair generic competition, higher significant legal payments and lower operating profits.

R&D pipeline

39 medicines in development, 15 Vaccines

Pipeline news flow highlights since Q3 2019:
Oncology

Zejula (niraparib, PARP inhibitor)
●	A regulatory application was submitted to the US FDA for the use of Zejula in ovarian cancer as first-line maintenance based on the results of the PRIMA study.
●	Data from the OPAL study assessing the safety and efficacy of new treatment combinations in patients with recurrent, platinum resistant ovarian cancer are in-house and analysis is ongoing.

Belantamab mafodotin (GSK2857916, BCMA immunoconjugate)
●
Pivotal data from the DREAMM-2 study of belantamab mafodotin in relapsed/refractory multiple myeloma patients were published in The Lancet Oncology demonstrating a clinically meaningful overall response rate.

●	The US FDA granted priority review of belantamab mafodotin for patients with relapsed/refractory multiple myeloma. Approval is expected in H1 2020.
●
The European Medicines Agency’s (EMA) Committee for Human Medicinal Products accepted for accelerated assessment the marketing authorisation application for belantamab mafodotin for the treatment of patients with relapsed or refractory multiple myeloma.

●	The first patient was dosed in the DREAMM-9 pivotal study of belantamab mafodotin in combination for the first-line treatment of multiple myeloma.

Dostarlimab (TSR-042, PD-1 antagonist)
●	A regulatory application was submitted to the US FDA for second line treatment of patients with endometrial cancer based on the results of the GARNET study.

GSK3359609 (ICOS agonist)
●	The first patient was dosed in the phase II/III INDUCE-3 study of GSK’609 in combination with pembrolizumab in first-line recurrent/metastatic head and neck squamous cell carcinoma (HNSCC).

GSK3326595 (PRMT5 inhibitor)
●	Proof of concept was achieved for GSK’595 in adenoid cystic carcinoma (ACyC). Data from additional cohorts in 2020 will inform next steps.

GSK2636771 (PI3kb inhibitor)
●	GSK’771 for cancer was terminated as part of ongoing portfolio prioritisation.

HIV/Infectious diseases

Tivicay (dolutegravir)
●	Regulatory applications were submitted to the US FDA and EMA for the first-ever dispersible formulation of dolutegravir (DTG) for children with HIV.

Cabotegravir + rilpivirine
●
A complete response letter was received from the US FDA for the use of investigational cabotegravir and rilpivirine long-acting regimen for treatment of HIV-1 infection in virologically supressed adults.

Fostemsavir (attachment inhibitor)
●
Regulatory applications were submitted to the US FDA and the EMA for fostemsavir, an investigational, first-in-class attachment inhibitor for heavily treatment-experienced adults with multi-drug resistant HIV-1 infection who are unable to form a suppressive regimen.

GSK3810109 (broadly neutralising antibody)
●
An exclusive licensing agreement was announced with the US National Institutes of Health for the investigational broadly neutralising antibody (bNAb) N6LS, with potential for long-acting HIV treatment and prevention.

Immuno-inflammation

Benlysta (belimumab)
●	Positive phase III headline results were reported from the BLISS-LN study of Benlysta in patients with lupus nephritis. Regulatory submission is expected in H1 2020.
●	Preliminary data from a small proof of mechanism study with belimumab + rituximab for Sjogren’s syndrome are in-house. Additional data are needed and the study is ongoing.

GSK3358699 (targeted BET inhibitor)
●	GSK’699 for rheumatoid arthritis was moved back to research.

Respiratory

Trelegy (FF/UMEC/VI)
●	Trelegy received regulatory approval for COPD in China.

Nucala (mepolizumab)
●
Positive data from the pivotal study of Nucala in the treatment of patients with Hypereosinophilic Syndrome (HES) demonstrated a reduction in flares for this rare disease. Regulatory submission is expected in 2020.

●	The first patient was dosed in the pivotal MATINEE study of Nucala in patients with COPD characterised by frequent exacerbations and eosinophil level.

Other pharmaceuticals

Daprodustat
●	Futility analysis has been performed on phase III cardiovascular outcome studies which are continuing without modification.

Vaccines

Shingrix
●	A file was submitted in the EU to achieve a broadened indication aiming at covering immunocompromised populations.

Bexsero
●
Two independent meningitis B studies published in the New England Journal of Medicine demonstrated the real-world impact of Bexsero in reducing disease in infants and underscored the need for individual protection among adolescents.

Menveo
●
The US FDA approved the indication of a single booster dose administration of Menveo to individuals aged 15 to 55 years who are at continued risk of meningococcal disease if at least four years have elapsed since a previous dose.

RSV maternal
●	RSV maternal progressed to phase II with the start of the first time in human trial in pregnant women.

Tuberculosis vaccine
●	Our phase II tuberculosis vaccine candidate was licensed to the Bill & Melinda Gates Medical Research Institute for continued development.

HIV vaccine
●	Data from the HVTN 702 study of our HIV vaccine candidate for the developing world did not meet the required success criteria. Further development of this vaccine candidate has been discontinued.

Contacts

GSK – one of the world’s leading research-based pharmaceutical and healthcare companies – is committed to improving the quality of human life by enabling people to do more, feel better and live longer. For further information please visit www.gsk.com.

GSK enquiries:
UK Media enquiries:	Simon Steel	+44 (0) 20 8047 5502	(London)
	Tim Foley	+44 (0) 20 8047 5502	(London)
	Mary Hinks-Edwards	+44 (0) 20 8047 5502	(London)

US Media enquiries:	Kristen Neese	+1 215 751 3335	(Philadelphia)

Analyst/Investor enquiries:	Sarah Elton-Farr	+44 (0) 20 8047 5194	(London)
	James Dodwell	+44 (0) 20 8047 2406	(London)
	Danielle Smith	+44 (0) 20 8047 7562	(London)
	Jeff McLaughlin	+1 215 751 7002	(Philadelphia)

Registered in England & Wales: No. 3888792

Registered Office: 980 Great West Road Brentford, Middlesex TW8 9GS

Total and Adjusted results

Total reported results represent the Group’s overall performance.

GSK also uses a number of adjusted, non-IFRS, measures to report the performance of its business. Adjusted results and other non-IFRS measures may be considered in addition to, but not as a substitute for or superior to, information presented in accordance with IFRS. Adjusted results are defined below and pro-forma growth and other non-IFRS measures are defined on page 60.

GSK believes that Adjusted results, when considered together with Total results, provide investors, analysts and other stakeholders with helpful complementary information to understand better the financial performance and position of the Group from period to period, and allow the Group’s performance to be more easily compared against the majority of its peer companies. These measures are also used by management for planning and reporting purposes. They may not be directly comparable with similarly described measures used by other companies.

GSK encourages investors and analysts not to rely on any single financial measure but to review GSK’s quarterly results announcements, including the financial statements and notes, in their entirety.

GSK is committed to continuously improving its financial reporting, in line with evolving regulatory requirements and best practice. In line with this practice, GSK expects to continue to review and refine its reporting framework.

Adjusted results exclude the following items from Total results, together with the tax effects of all of these items:

●	amortisation of intangible assets (excluding computer software)
●	impairment of intangible assets (excluding computer software) and goodwill
●
Major restructuring costs, which include impairments of tangible assets and computer software, (under specific Board approved programmes that are structural, of a significant scale and where the costs of individual or related projects exceed £25 million), including integration costs following material acquisitions

●	transaction-related accounting or other adjustments related to significant acquisitions
●
proceeds and costs of disposal of associates, products and businesses; significant legal charges (net of insurance recoveries) and expenses on the settlement of litigation and government investigations; other operating income other than royalty income, and other items

Costs for all other ordinary course smaller scale restructuring and legal charges and expenses are retained within both Total and Adjusted results.

As Adjusted results include the benefits of Major restructuring programmes but exclude significant costs (such as significant legal, major restructuring and transaction items) they should not be regarded as a complete picture of the Group’s financial performance, which is presented in Total results. The exclusion of other Adjusting items may result in Adjusted earnings being materially higher or lower than Total earnings. In particular, when significant impairments, restructuring charges and legal costs are excluded, Adjusted earnings will be higher than Total earnings.

GSK is undertaking a number of Major restructuring programmes in response to significant changes in the Group’s trading environment or overall strategy, or following material acquisitions. Costs, both cash and non-cash, of these programmes are provided for as individual elements are approved and meet the accounting recognition criteria. As a result, charges may be incurred over a number of years following the initiation of a Major restructuring programme.

Significant legal charges and expenses are those arising from the settlement of litigation or government investigations that are not in the normal course and materially larger than more regularly occurring individual matters. They also include certain major legacy matters.

Reconciliations between Total and Adjusted results, providing further information on the key Adjusting items, are set out on pages 21, 22, 35 and 36.

GSK provides earnings guidance to the investor community on the basis of Adjusted results. This is in line with peer companies and expectations of the investor community, supporting easier comparison of the Group’s performance with its peers. GSK is not able to give guidance for Total results as it cannot reliably forecast certain material elements of the Total results, particularly the future fair value movements on contingent consideration and put options that can and have given rise to significant adjustments driven by external factors such as currency and other movements in capital markets.

Pro-forma growth
The acquisition of the Pfizer consumer healthcare business completed on 31 July 2019 and so GSK’s reported results include five months of results of the former Pfizer consumer healthcare business from 1 August 2019.

The Group has presented pro-forma growth rates at CER for turnover, Adjusted operating profit and operating profit by business taking account of this transaction. Pro-forma growth rates for the quarter are calculated comparing reported results for Q4 2019, calculated applying the exchange rates used in the comparative period, with the results for Q4 2018 adjusted to include the equivalent three months of results of the former Pfizer consumer healthcare business during Q4 2018, as consolidated (in US$) and included in Pfizer’s US GAAP results. Similarly, pro-forma growth rates at CER for 2019 are calculated comparing reported results for 2019, calculated applying the exchange rates used in the comparative period, with the results for 2018, adjusted to include the equivalent five months of results of the former Pfizer consumer healthcare business, as consolidated (in US$) and included in Pfizer’s US GAAP results.

ViiV Healthcare
ViiV Healthcare is a subsidiary of the Group and 100% of its operating results (turnover, operating profit, profit after tax) are included within the Group income statement.

Earnings are allocated to the three shareholders of ViiV Healthcare on the basis of their respective equity shareholdings (GSK 78.3%, Pfizer 11.7% and Shionogi 10%) and their entitlement to preferential dividends, which are determined by the performance of certain products that each shareholder contributed. As the relative performance of these products changes over time, the proportion of the overall earnings allocated to each shareholder also changes. In particular, the increasing proportion of sales of dolutegravir-containing products has a favourable impact on the proportion of the preferential dividends that is allocated to GSK. Adjusting items are allocated to shareholders based on their equity interests. GSK was entitled to approximately 85% of the Total earnings and 82% of the Adjusted earnings of ViiV Healthcare for 2019.

As consideration for the acquisition of Shionogi’s interest in the former Shionogi-ViiV Healthcare joint venture in 2012, Shionogi received the 10% equity stake in ViiV Healthcare and ViiV Healthcare also agreed to pay additional future cash consideration to Shionogi, contingent on the future sales performance of the products being developed by that joint venture, principally dolutegravir. Under IFRS 3 ‘Business combinations’, GSK was required to provide for the estimated fair value of this contingent consideration at the time of acquisition and is required to update the liability to the latest estimate of fair value at each subsequent period end. The liability for the contingent consideration recognised in the balance sheet at the date of acquisition was £659 million. Subsequent re-measurements are reflected within other operating income/expense and within Adjusting items in the income statement in each period. At 31 December 2019, the liability, which is discounted at 8.5%, stood at £5,103 million, on a post-tax basis.

Cash payments to settle the contingent consideration are made to Shionogi by ViiV Healthcare each quarter, based on the actual sales performance of the relevant products in the previous quarter. These payments reduce the balance sheet liability and hence are not recorded in the income statement. The cash payments made to Shionogi by ViiV Healthcare in 2019 were £865 million.

Because the liability is required to be recorded at the fair value of estimated future payments, there is a significant timing difference between the charges that are recorded in the Total income statement to reflect movements in the fair value of the liability and the actual cash payments made to settle the liability.

Further explanation of the acquisition-related arrangements with ViiV Healthcare are set out on pages 41 and 42 of the Annual Report 2018.

Financial performance – 2019

Total results

The Total results for the Group are set out below.

	2019 £m	2018 £m	Growth £%	Growth CER%

Turnover	33,754	30,821	10	8

Cost of sales	(11,863)	(10,241)	16	16

Gross profit	21,891	20,580	6	4

Selling, general and administration	(11,402)	(9,915)	15	13
Research and development	(4,568)	(3,893)	17	15
Royalty income	351	299	17	17
Other operating income/(expense)	689	(1,588)

Operating profit	6,961	5,483	27	23

Finance income	98	81
Finance expense	(912)	(798)
Profit on disposal of associates	-	3
Share of after tax profits of associates and joint ventures	74	31

Profit before taxation	6,221	4,800	30	25

Taxation	(953)	(754)
Tax rate %	15.3%	15.7%

Profit after taxation	5,268	4,046	30	26

Profit attributable to non-controlling interests	623	423
Profit attributable to shareholders	4,645	3,623

	5,268	4,046	30	26

Earnings per share	93.9p	73.7p	27	23

Adjusted results The Adjusted results for the Group are set out below. Reconciliations between Total results and Adjusted results for 2019 and 2018 are set out on pages 21 and 22.

	2019

	£m	% of turnover	Growth £%	Reported growth CER%	Pro-forma growth CER%

Turnover	33,754	100	10	8	4

Cost of sales	(10,079)	(29.9)	10	10	5
Selling, general and administration	(10,715)	(31.7)	13	12	7
Research and development	(4,339)	(12.9)	16	14	13
Royalty income	351	1.1	17	17	17

Adjusted operating profit	8,972	26.6	3	-	(3)

Adjusted profit before tax	8,236		2	(1)
Adjusted profit after tax	6,918		6	3
Adjusted profit attributable to shareholders	6,131		4	1

Adjusted earnings per share	123.9p		4	1

Operating profit by business	2019

	£m	% of turnover	Growth £%	Reported growth CER%	Pro-forma growth CER%

Pharmaceuticals	7,964	45.4	(5)	(8)	(8)
Pharmaceuticals R&D*	(3,369)		26	23	23

Total Pharmaceuticals	4,595	26.2	(20)	(22)	(22)
Vaccines	2,966	41.4	53	46	46
Consumer Healthcare	1,874	20.8	24	22	4

	9,435	28.0	3	-	(3)
Corporate & other unallocated costs	(463)

Adjusted operating profit	8,972	26.6	3	-	(3)

*
Operating profit of Pharmaceuticals R&D segment, which is the responsibility of the Chief Scientific Officer and President, R&D. It excludes ViiV Healthcare R&D expenditure, which is reported within the Pharmaceuticals segment.

Turnover

Pharmaceuticals turnover

	2019

	£m	Growth £%	Growth CER%

Respiratory	3,081	18	15
HIV	4,854	3	1
Immuno-inflammation	613	30	25
Oncology	230	-	-
Established Pharmaceuticals	8,776	(7)	(8)

	17,554	2	-

US	7,402	(1)	(4)
Europe	4,125	1	2
International	6,027	5	4

	17,554	2	-

Pharmaceuticals turnover in the year was £17,554 million, up 2% AER, but flat at CER. HIV sales were up 3% AER, 1% CER, to £4,854 million, with growth in Juluca and Dovato partly offset by declines in Triumeq and Tivicay. Respiratory sales were up 18% AER, 15% CER, to £3,081 million, on growth of Trelegy Ellipta and Nucala. Sales of Established Pharmaceuticals were £8,776 million, down 7% AER, 8% CER, including the impact of loss of exclusivity of Advair.

In the US, sales declined 1% AER, 4% CER. Continued growth of Nucala, Trelegy Ellipta and Benlysta was more than offset by the decline in Established Products including the loss of exclusivity of Advair. Excluding Advair and Relvar/Breo Ellipta, which were impacted by genericisation of the ICS/LABA market, growth was 13% AER, 9% CER. In Europe, sales grew 1% AER, 2% CER, with strong growth in Respiratory partly offset by a decline in Established Pharmaceuticals. International grew 5% AER, 4% CER, with growth in all therapy areas.

Respiratory
Total Respiratory sales were up 18% AER, 15% CER, with strong growth in all regions. Ellipta product sales grew 13% AER, 10% CER, with Europe up 26% AER, 27% CER and International up 29% AER, 27% CER on Trelegy and Relvar/Breo growth. Nucala was up 36% AER, 37% CER in Europe and 56% AER, 50% CER in International. In the US, Trelegy Ellipta and Nucala growth offset the decline in Relvar/Breo Ellipta on post generic ICS/LABA price pressure.

Sales of Nucala were £768 million in the year and grew 36% AER, 33% CER, with US sales of £453 million up 33% AER, 28% CER, including the impact of the new at-home use application.

Sales of Ellipta products were up 13% AER, 10% CER to £2,313 million driven by growth in Europe and International regions. In the US, sales grew 4% AER, but were flat at CER, reflecting continued competitive pricing pressures for ICS/LABAs, post generic Advair. In Europe, sales grew 26% AER, 27% CER, and in International by 29% AER, 27% CER. Sales of Trelegy Ellipta contributed £518 million globally in the year, driven by an increase in US market share.

Relvar/Breo Ellipta sales were down 11% AER, 13% CER, driven by the US, where Relvar/Breo Ellipta declined 34% AER, 37% CER as a result of competitive pricing pressures and the impact of generic Advair on the US ICS/LABA market. In Europe and International, Relvar/Breo Ellipta continued to grow, up 11% AER, 12% CER in Europe, and 21% AER, 19% CER in International.

HIV
HIV sales grew 3% AER, 1% CER to £4,854 million in the year. The dolutegravir franchise grew 5% AER, 2% CER, delivering sales of £4,633 million. The remaining portfolio, £221 million and 5% of total HIV sales, declined 27% AER, 27% CER and reduced the overall HIV growth by two percentage points at AER and one percentage point at CER.

Sales of dolutegravir products were £4,633 million, with Triumeq and Tivicay delivering sales of £2,549 million and £1,662 million, respectively. The two-drug regimens, Juluca and Dovato, delivered sales of £422 million in the year with combined growth more than offsetting the decline in the three-drug regimen, Triumeq, as the business transitions to the new portfolio.

In the US, following the launch of Dovato in April 2019, combined sales of the two-drug regimens were £350 million. Total dolutegravir sales grew 4% AER but were flat at CER, reflecting a year-on-year share decline as the business transitions to the new two-drug portfolio, offset by a net price benefit. In Europe, total dolutegravir sales were flat at AER and flat at CER, with strong growth in market share offsetting price erosion and higher clawback payments. Dovato and Juluca reported combined sales of £65 million. International grew strongly with total dolutegravir sales growth of 22% AER, 22% CER, driven by Tivicay and Triumeq.

Oncology
Sales of Zejula, were £229 million in the period from the date of acquisition, comprising £134 million in the US and £95 million in Europe.

Immuno-inflammation
Sales of Benlysta in the year were up 30% AER, 25% CER to £613 million, including sales of the sub-cutaneous formulation of £268 million. In the US, Benlysta grew 27% AER, 23% CER to £535 million.

Established Pharmaceuticals
Sales of Established Pharmaceuticals in the year were £8,776 million, down 7% AER, 8% CER.

Established Respiratory products declined 10% AER, 11% CER to £3,900 million, with the decline in Advair/Seretide partly offset by higher sales of Ventolin, Flovent and allergy products. In the US, a generic version of Advair was launched in February, resulting in a 54% AER, 56% CER decline in the year. In Europe, Seretide sales were down 16% AER, 16% CER to £502 million, reflecting continued competition from generic products and the transition of the Respiratory portfolio to newer products. In International, sales of Seretide were flat at AER but down 1% CER. Globally, Ventolin grew by 27% AER, 25% CER, driven by the strong uptake of an authorised generic version in the US.

The remainder of the Established Pharmaceuticals portfolio declined 5% AER, 6% CER to £4,876 million, including Lamictal down 8% AER, 10% CER to £566 million on generic competition and lower sales of Viread in International. These declines were partly offset by Augmentin, up 6% AER, 6% CER to £602 million in the year, driven by strong growth in International.

Vaccines turnover

	2019

	£m	Growth £%	Growth CER%

Meningitis	1,018	16	15
Influenza	541	3	1
Shingles	1,810	>100	>100
Established Vaccines	3,788	2	1

	7,157	21	19

US	3,905	45	39
Europe	1,488	(5)	(4)
International	1,764	8	9

	7,157	21	19

Vaccines turnover grew 21% AER, 19% CER to £7,157 million, primarily driven by growth in sales of Shingrix. Meningitis vaccines also contributed to growth mainly due to Bexsero demand and share gains in the US together with stronger demand in International. Established Vaccines grew 2% AER, 1% CER to £3,788 million, primarily reflecting strong growth in Boostrix, Hepatitis, Synflorix and Infanrix/Pediarix, partly offset by lower Cervarix sales in International and supply constraints in MMRV vaccines.

Meningitis
Meningitis sales grew 16% AER, 15% CER to £1,018 million. Bexsero sales grew 16% AER, 16% CER to £679 million, driven by demand and share gains in the US together with stronger demand in International and Europe, partly offset by the completion of the vaccination of catch-up cohorts in certain markets in Europe. Menveo grew 15% AER, 13% CER, primarily reflecting improved supply and higher demand in International.

Influenza
Fluarix/FluLaval sales were up 3% AER, 1% CER to £541 million, reflecting strong sales execution in the US, partly offset by increased price competition in the US and lower demand in Europe.

Shingles
Shingrix recorded sales of £1,810 million, primarily driven by continued strong uptake and the favourable benefit of prior-period rebate adjustments in the US. Germany and Canada also contributed to growth.

Established Vaccines
Sales of DTPa-containing vaccines (Infanrix, Pediarix and Boostrix) grew 10% AER, 8% CER. Infanrix/Pediarix sales grew 8% AER, 6% CER to £733 million, reflecting favourable year-on-year US CDC stockpile movements and stronger demand in International, partly offset by competitive pressures in Europe. Boostrix sales were up 13% AER, 11% CER to £584 million mainly due to strong demand in International together with share gains and higher demand in the US.

Hepatitis vaccines grew 8% AER, 6% CER to £874 million, primarily due to favourable year-on-year CDC stockpile movements and the continued benefit from a competitor supply shortage in the US, partly offset by supply constraints and lower demand in Europe.

Synflorix sales grew 10% AER, 11% CER to £468 million, primarily due to stronger demand in International.

Rotarix sales were up 7% AER, 6% CER to £558 million, reflecting stronger demand in International and the US together with favourable phasing in International.

MMRV vaccines sales declined 24% AER, 23% CER to £232 million, largely driven by supply constraints in Europe and International.

Cervarix sales were down 64% AER, 64% CER to £50 million, reflecting lower demand and expected returns due to competitive pressure in China, together with lower demand elsewhere in International.

Consumer Healthcare turnover

	2019

	£m	Growth £%	Growth CER%

Wellness	4,526	15	14
Oral health	2,673	7	7
Nutrition	1,176	83	81
Skin health	620	7	7

	8,995	17	17

US	2,583	41	36
Europe	2,456	5	6
International	3,956	13	14

	8,995	17	17

Pro-forma growth			2

Consumer Healthcare sales grew 17% AER, 17% CER in 2019 to £8,995 million. On a pro-forma basis, sales grew 2%, driven by strong performance in the Oral health category, partly offset by a decline in Skin health. At a regional level, growth was driven by the US and International following the acquisition of the Pfizer portfolio, while on a pro-forma basis growth was driven primarily by the International region with strong performance in India and China.

Divestments and the phasing out of low margin contract manufacturing had a negative impact on pro-forma growth of approximately one percentage point.

Sales of the Consumer Healthcare business included five months of Pfizer brand sales arising after the creation of the Joint Venture. The Pfizer brands have been included in the existing categories and geographic regions used to report Consumer Healthcare sales. GSK expects to revise this category structure for reporting from Q1 2020 onwards.

Wellness
Wellness sales grew 15% AER, 14% CER to £4,526 million for the year. On a pro-forma basis, sales were flat, with growth in Pain relief offset by a decline in Respiratory and the phasing out of low margin contract manufacturing. Pain relief benefited from continued strong performance of Panadol and Advil with the latter reflecting ongoing recovery from now resolved supply issues. Voltaren saw weaker performance and was also impacted by retail stock movements. Respiratory sales declined as growth in Flonase was more than offset by weaker performance in Theraflu, following a strong cold and flu comparator in 2018. Growth was also impacted by a decline in other Respiratory brands.

Oral health
Oral health sales grew 7% AER, 7% CER to £2,673 million. Sensodyne saw double-digit, broad-based growth, with strong performance in the US and India benefiting from new product innovations. Gum health grew in double digits with broad-based growth, while Denture care grew in mid-single digits. Oral health growth was also impacted by a decline in sales of non-strategic brands.

Nutrition
Nutrition sales grew 83% AER, 81% CER to £1,176 million, largely due to the inclusion of the Pfizer vitamins, minerals and supplements portfolio. On a pro-forma basis, sales were flat, reflecting the strong performance of Horlicks, offset by declines in other Nutrition products due to the alignment of in-market inventory levels of some Pfizer brands. Growth was also impacted by the divestment of Horlicks and Maxinutrition in the UK.

Skin health
Skin health sales grew 7% AER, 7% CER to £620 million, largely due to the addition of Chapstick from the Pfizer portfolio. On a pro-forma basis, sales declined in mid-single digits, largely due to divestments of small tail brands in the US and UK.

Operating performance

Cost of sales
Total cost of sales as a percentage of turnover was 35.1%, 1.9 percentage points higher at AER and 2.4 percentage points higher in CER terms compared with 2018. This reflected an increase in the costs of Major restructuring programmes, primarily as a result of write downs in a number of manufacturing sites, the unwind of the fair market value uplift on inventory arising on completion of the Consumer Healthcare Joint Venture with Pfizer and increased amortisation of intangible assets.

Excluding these and other Adjusting items, Adjusted cost of sales as a percentage of turnover was 29.9%, 0.1 percentage points higher at AER and 0.5 percentage points higher at CER compared with 2018. On a pro-forma basis, Adjusted cost of sales as a percentage of turnover was 29.9%, 0.3 percentage points higher at CER, than in 2018. This reflected continued adverse pricing pressure in Pharmaceuticals, particularly in Respiratory, an unfavourable product mix in Pharmaceuticals and a number of non-restructuring related write downs in manufacturing sites. This was partly offset by a more favourable product mix in Vaccines, primarily due to growth of Shingrix in the US, a favourable impact of inventory adjustments in Vaccines and a further contribution from integration and restructuring savings in Pharmaceuticals and Consumer Healthcare.

Selling, general and administration
Total SG&A costs as a percentage of turnover were 33.8%, 1.6 percentage points higher at AER and 1.6 percentage points higher at CER compared with 2018. This included increased significant legal charges arising from the settlement of existing matters and provisions for ongoing litigation, costs related to the acquisition of the Pfizer consumer healthcare business and a reversal of an indemnity receivable from Novartis following a tax settlement, with an equivalent release of a tax provision which was reflected in the tax charge, as well as increased restructuring costs.

Excluding these and other Adjusting items, Adjusted SG&A costs as a percentage of turnover were 31.7%, 1.0 percentage point higher at AER than in 2018 and 1.0 percentage point higher on a CER basis. On a pro-forma basis, Adjusted SG&A costs as a percentage of turnover was 31.7%, 0.8 percentage points higher at CER, compared with 2018.

The growth in Adjusted SG&A costs of 13% AER, 12% CER and 7% CER on a pro-forma basis reflected increased investment resulting from the acquisition of Tesaro and in promotional product support, particularly for new launches in Vaccines, Respiratory and HIV as well as increased costs for a number of legal settlements. This was partly offset by the continuing benefit of restructuring in Pharmaceuticals and the tight control of ongoing costs, particularly in non-promotional spending across all three businesses.

Research and development
Total R&D expenditure was £4,568 million (13.5% of turnover), up 17% AER, 15% CER. Adjusted R&D expenditure was £4,339 million (12.9% of turnover), 16% higher at AER, 14% higher at CER than in 2018. On a pro-forma basis, Adjusted R&D expenditure grew 13% CER compared with 2018.

Pharmaceuticals R&D expenditure was £3,348 million, up 19% AER, 16% CER, with a significant increase in study and clinical trial material investment in Oncology compared with 2018 reflecting the progression of assets from the Tesaro acquisition, primarily Zejula and dostarlimab, and a number of other programmes, including belantamab mafodotin, NY-ESO, ICOS and bintrafusp alfa, as well as increased spending on the progression of key non-Oncology assets, such as aGM-CSF for rheumatoid arthritis. This was partly offset by savings from the early phase portfolio reprioritisation in late 2018. R&D expenditure in Vaccines and Consumer Healthcare was £718 million and £273 million, respectively.

Royalty income
Royalty income was £351 million (2018: £299 million), up 17% AER, 17% CER, primarily reflecting increased royalties on sales of Gardasil.

Other operating income/(expense)
Net other operating income of £689 million (2018: £1,588 million expense) primarily reflected the profit on disposal of rabies and tick-borne encephalitis vaccines (£306 million) and a number of other asset disposals together with an increase in value of the shares in Hindustan Unilever Limited to be received on the disposal of Horlicks and other Consumer Healthcare brands. The cumulative increase in value since the signing of the proposed transaction was £240 million.

Other income also included accounting credits of £127 million (2018: £1,846 million expense) arising from the re-measurement of the contingent consideration liabilities related to the acquisitions of the former Shionogi-ViiV Healthcare joint venture and the former Novartis Vaccines business and the liabilities for the Pfizer put option and Pfizer and Shionogi preferential dividends in ViiV Healthcare. This included a re-measurement charge of £31 million (2018: £1,188 million) for the contingent consideration liability due to Shionogi, primarily arising from the unwind of the discounting, partly offset by changes in exchange rate assumptions and sales forecasts. 2018 also included a re-measurement charge of £658 million in relation to the Consumer Healthcare put option.

Operating profit
Total operating profit was £6,961 million in 2019 compared with £5,483 million in 2018. Reduced re-measurement charges on the contingent consideration liabilities, no Consumer Healthcare put option charge, increased profits on disposals and an increase in value of the shares in Hindustan Unilever Limited to be received on the disposal of Horlicks and other Consumer Healthcare brands were partly offset by increased charges for Major restructuring, primarily arising from write downs in a number of manufacturing sites and costs to integrate the Consumer Healthcare Joint Venture, and increased significant legal charges.

Excluding these and other Adjusting items, Adjusted operating profit was £8,972 million, 3% higher than 2018 at AER but flat at CER on a turnover increase of 8% CER. The Adjusted operating margin of 26.6% was 1.8 percentage points lower at AER, and 2.1 percentage points lower on a CER basis than in 2018. On a pro-forma basis, Adjusted operating profit was 3% lower at CER on a turnover increase of 4% CER. The Adjusted pro-forma operating margin of 26.6% was 1.9 percentage points lower on a CER basis than in 2018.

The reduction in pro-forma Adjusted operating profit primarily reflected continuing price pressure, particularly in Respiratory, including the impact of the launch of a generic version of Advair in the US in February 2019, investment in R&D including a significant increase in Oncology investment, partly on the assets from the Tesaro acquisition, and investments in promotional product support, particularly for new launches in Vaccines, HIV and Respiratory. This was partly offset by the benefit from sales growth, particularly in Vaccines, a more favourable mix in Vaccines and Consumer Healthcare, favourable inventory adjustments in Vaccines and the continued benefit of restructuring with tight control of ongoing costs across all three businesses.

Contingent consideration cash payments which are made to Shionogi and other companies reduce the balance sheet liability and hence are not recorded in the income statement. Total contingent consideration cash payments in 2019 amounted to £893 million (2018: £1,137 million). This included cash payments made to Shionogi of £865 million (2018: £793 million).

Operating profit by business
Pharmaceuticals operating profit was £4,595 million, down 20% AER, 22% CER with turnover flat at CER. The operating margin of 26.2% was 7.1 percentage points lower at AER than in 2018 and 7.2 percentage points lower on a CER basis. This primarily reflected the increase in cost of sales percentage due to the continued impact of lower prices, particularly in Respiratory, including the impact of the launch of a generic version of Advair in the US in February 2019, an unfavourable product mix, primarily as a result of the decline in Advair and growth in lower margin products, a significant increase in Oncology R&D and investment in new product support and targeted priority markets, together with a number of non-restructuring related write downs in manufacturing sites and higher legal costs. This was partly offset by the continued benefit of restructuring and tight control of ongoing costs and the benefits of re-prioritisation of the R&D portfolio.

Vaccines operating profit was £2,966 million, 53% AER, 46% CER higher than in 2018 on a turnover increase of 19% CER. The operating margin of 41.4% was 8.5 percentage points higher at AER than in 2018 and 7.3 percentage points higher on a CER basis. This was primarily driven by enhanced operating leverage from strong sales growth, particularly Shingrix in the US, improved product mix and higher royalty income. Increased SG&A investment to support business growth was partly offset by income from one-off settlements.

Consumer Healthcare operating profit was £1,874 million, up 24% AER, 22% CER higher on a turnover increase of 17% CER. On a pro-forma basis, operating profit was £1,874 million, 4% CER higher on a turnover increase of 2% CER. The operating margin of 20.8% was 1.0 percentage point higher at AER and 0.9 percentage points higher on a CER basis than in 2018. The pro-forma operating margin of 20.8% was 0.5 percentage points higher on a CER basis. This primarily reflected continued manufacturing restructuring savings, improved growth from higher margin power brands and the divestment of lower margin tail products, as well as tight control of other operating expenses, partly offset by increased investment in promotion.

Net finance costs
Total net finance costs were £814 million compared with £717 million in 2018. Adjusted net finance costs were £810 million compared with £698 million in 2018. The increase primarily reflected higher debt levels following the acquisition from Novartis of its stake in the Consumer Healthcare Joint Venture in June 2018 and the acquisition of Tesaro in January 2019, as well as an adverse comparison with a one-off accounting adjustment of £20 million to amortisation of interest charges in 2018. This was partly offset by the benefit from older bonds being refinanced at lower interest rates, a fair value gain on interest rate swaps and interest of £23 million in Q3 2018 on an historic tax settlement. Following the introduction of IFRS 16, ‘Leases’, finance costs included an unwind of the discount on the lease liability of £39 million in the year.

Share of after tax profits of associates and joint ventures
The share of after tax profits of associates was £74 million (2018: £31 million). This included a one-off adjustment of £51 million to reflect GSK’s share of increased after tax profits of Innoviva primarily as a result of a non-recurring income tax benefit.

Taxation
The charge of £953 million represented an effective tax rate on Total results of 15.3% (2018: 15.7%) and reflected the different tax effects of the various Adjusting items. Tax on Adjusted profit amounted to £1,318 million and represented an effective Adjusted tax rate of 16.0% (2018: 19.0%), reflecting the impact of the settlement of a number of open issues with tax authorities.

Issues related to taxation are described in Note 14, ‘Taxation’ in the Annual Report 2018. The Group continues to believe it has made adequate provision for the liabilities likely to arise from periods which are open and not yet agreed by tax authorities. The ultimate liability for such matters may vary from the amounts provided and is dependent upon the outcome of agreements with relevant tax authorities.

Non-controlling interests
The allocation of Total earnings to non-controlling interests amounted to £623 million (2018: £423 million). The increase was primarily due to an increased allocation of ViiV Healthcare profits of £482 million (2018: £251 million) and higher net profits in some of the Group’s other entities with non-controlling interests. This was partly offset by the lower allocation of Consumer Healthcare profits of £70 million (2018: £117 million) following the buyout of Novartis’ interest in June 2018 and the completion of the new Consumer Healthcare Joint Venture with Pfizer on 31 July 2019, and which included the unwind of the fair value uplift on acquired inventory.

The allocation of Adjusted earnings to non-controlling interests amounted to £787 million (2018: £674 million). The increase in allocation reflected an increased allocation of Consumer Healthcare profits of £204 million (2018: £118 million), an increased allocation of ViiV Healthcare profits of £512 million (2018: £501 million) and higher net profits in some of the Group’s other entities with non-controlling interests.

Earnings per share
Total earnings per share was 93.9p, compared with 73.7p in 2018. The increase in earnings per share primarily reflected reduced re-measurement charges on the contingent consideration liabilities and put options, an increase in the value of the shares in Hindustan Unilever Limited to be received on the disposal of Horlicks and other Consumer Healthcare brands, a reduced effective tax rate and the increased share of after tax profit of the associate Innoviva.

Adjusted EPS of 123.9p compared with 119.4p in 2018, up 4% AER, 1% CER, with Adjusted operating profit flat at CER. The improvement primarily resulted from a reduced effective tax rate and an increased share of after tax profits of associates as a result of a non-recurring income tax benefit in Innoviva, partly offset by increased net finance costs and a higher non-controlling interest allocation of Consumer Healthcare profits.

Currency impact on 2019 results
The results for 2019 are based on average exchange rates, principally £1/$1.28, £1/€1.14 and £1/Yen 139. Comparative exchange rates are given on page 56. The period-end exchange rates were £1/$1.32, £1/€1.18 and £1/Yen 143.

In 2019, turnover increased 10% AER, 8% CER. Total EPS was 93.9p compared with 73.7p in 2018. Adjusted EPS was 123.9p compared with 119.4p in 2018, up 4% AER, 1% CER. The positive currency impact primarily reflected the weakness of Sterling, particularly against the US$ and Yen, partly offset by weakness in emerging market currencies, relative to 2018. Exchange gains or losses on the settlement of intercompany transactions had a negligible impact on the positive currency impact of three percentage points on Adjusted EPS.

Adjusting items The reconciliations between Total results and Adjusted results for 2019 and 2018 are set out below.

Year ended 31 December 2019

	Total results £m	Intangible amort- isation £m	Intangible impair- ment £m	Major restruct- uring £m	Transaction- related £m	Divestments, significant legal and other items £m	Adjusted results £m
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Turnover	33,754						33,754
Cost of sales	(11,863)	713	30	658	383	-	(10,079)
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Gross profit	21,891	713	30	658	383	-	23,675

Selling, general and administration	(11,402)		4	332	104	247	(10,715)
Research and development	(4,568)	64	49	114		2	(4,339)
Royalty income	351						351
Other operating income/(expense)	689			1	(142)	(548)	-
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Operating profit	6,961	777	83	1,105	345	(299)	8,972

Net finance costs	(814)			5		(1)	(810)
Share of after tax profits of associates and joint ventures	74						74
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Profit before taxation	6,221	777	83	1,110	345	(300)	8,236

Taxation	(953)	(156)	(17)	(208)	(124)	140	(1,318)
Tax rate %	15.3%						16.0%
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Profit after taxation	5,268	621	66	902	221	(160)	6,918
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Profit attributable to non-controlling interests	623				164		787

Profit attributable to shareholders	4,645	621	66	902	57	(160)	6,131
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––

Earnings per share	93.9p	12.6p	1.3p	18.2p	1.2p	(3.3)p	123.9p
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––

Weighted average number of shares (millions)	4,947						4,947
	––––––––––––						––––––––––––

Year ended 31 December 2018

	Total results £m	Intangible amort- isation £m	Intangible impair- ment £m	Major restruct- uring £m	Transaction- related £m	Divestments, significant legal and other items £m	Adjusted results £m
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Turnover	30,821						30,821
Cost of sales	(10,241)	536	69	443	15		(9,178)
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Gross profit	20,580	536	69	443	15		21,643

Selling, general and administration	(9,915)		2	315	98	38	(9,462)
Research and development	(3,893)	44	45	49		20	(3,735)
Royalty income	299						299
Other operating (expense)/income	(1,588)			2	1,864	(278)	-
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Operating profit	5,483	580	116	809	1,977	(220)	8,745

Net finance costs	(717)			4	(3)	18	(698)
Profit on disposal of associates	3					(3)	-
Share of after tax profits of associates and joint ventures	31						31
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Profit before taxation	4,800	580	116	813	1,974	(205)	8,078

Taxation	(754)	(109)	(19)	(170)	(239)	(244)	(1,535)
Tax rate %	15.7%						19.0%
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Profit after taxation	4,046	471	97	643	1,735	(449)	6,543
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Profit attributable to non-controlling interests	423				251		674

Profit attributable to shareholders	3,623	471	97	643	1,484	(449)	5,869
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––

Earnings per share	73.7p	9.6p	2.0p	13.1p	30.2p	(9.2)p	119.4p
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––

Weighted average number of shares (millions)	4,914						4,914
	––––––––––––						––––––––––––

Major restructuring and integration
Within the Pharmaceuticals sector, the highly regulated manufacturing operations and supply chains and long lifecycle of the business mean that restructuring programmes, particularly those that involve the rationalisation or closure of manufacturing or R&D sites are likely to take several years to complete.

Total Major restructuring charges incurred in 2019 were £1,105 million (2018: £809 million), analysed as follows:

	2019			2018

	Cash £m	Non-cash £m	Total £m	Cash £m	Non-cash £m	Total £m

2018 major restructuring programme (incl. Tesaro)	227	572	799	279	90	369
Consumer Healthcare Joint Venture integration programme	248	4	252	-	-	-
Combined restructuring and integration programme	10	44	54	330	110	440

	485	620	1,105	609	200	809

Cash charges primarily arose from restructuring of the manufacturing organisation, R&D and some administrative functions as well as the integration of Tesaro under the 2018 major restructuring programme and integration costs under the Consumer Healthcare Joint Venture integration programme. Non-cash charges under the 2018 major restructuring programme primarily related to announced plans to restructure the manufacturing network.

Total cash payments made in 2019 were £645 million, £316 million for the existing Combined restructuring and integration programme (2018: £528 million) and £164 million (2018: £9 million) under the 2018 major restructuring programme including the settlement of certain charges accrued in previous quarters and a further £165 million relating to the Consumer Healthcare Joint Venture integration programme.

The analysis of Major restructuring charges by business was as follows:

	2019 £m	2018 £m

Pharmaceuticals	651	563
Vaccines	58	104
Consumer Healthcare	321	72

	1,030	739
Corporate & central functions	75	70

Total Major restructuring costs	1,105	809

The analysis of Major restructuring charges by Income statement line was as follows:

	2019 £m	2018 £m

Cost of sales	658	443
Selling, general and administration	332	315
Research and development	114	49
Other operating expense	1	2

Total Major restructuring costs	1,105	809

The Combined restructuring and integration programme delivered incremental annual cost savings in the year of £0.3 billion. The 2018 major restructuring programme delivered incremental cost savings in the year of £0.2 billion.

Total cash charges for the Combined restructuring and integration programme are now expected to be approximately £4.0 billion with non-cash charges of £1.4 billion. The total of £5.4 billion represents a reduction of £0.3 billion from the originally approved £5.7 billion. The programme has now delivered approximately £4.2 billion of annual savings, including an estimated currency benefit of £0.2 billion. The programme is expected to deliver by the end of 2020 total annual savings of £4.3 billion on a constant currency basis, including an estimated benefit of £0.2 billion from currency on the basis of 2019 average exchange rates. The programme is substantially complete and therefore GSK will cease external reporting of total costs and benefits of the Combined restructuring and integration programme from 2020 onwards.

The Group acquired Tesaro in January 2019, and is expected to incur around £50 million of integration and restructuring cash costs, leading to annual cost-saving benefits of around £50 million. This has been added to and reported as part of the existing 2018 major restructuring programme.

The 2018 major restructuring programme, now including Tesaro, is expected to cost £1.75 billion over the period to 2021, with cash costs of £0.85 billion and non-cash costs of £0.9 billion, and is expected to deliver annual savings of around £450 million by 2021 (at 2019 rates). These savings are intended to be fully re-invested to help fund targeted increases in R&D and commercial support of new products.

The completion of the new Consumer Healthcare Joint Venture with Pfizer is expected to realise substantial cost synergies, generating total annual cost savings of £0.5 billion by 2022 for expected cash costs of £0.7 billion and non-cash charges of £0.3 billion, plus additional capital expenditure of £0.2 billion. Up to 25% of the cost savings are intended to be reinvested in the business to support innovation and other growth opportunities.

The Group has initiated a two-year Separation Preparation programme to prepare for the separation of GSK into two companies: New GSK, a biopharma company with an R&D approach focused on science related to the immune system, the use of genetics and new technologies, and a new leader in Consumer Healthcare. The programme aims to:

●	Drive a common approach to R&D with improved capital allocation
●	Align and improve the capabilities and efficiency of global support functions to support New GSK
●	Further optimise the supply chain and product portfolio, including the divestment of non-core assets. A strategic review of prescription dermatology is underway
●	Prepare Consumer Healthcare to operate as a standalone company

The programme will target delivery of £0.7 billion of annual savings by 2022 and £0.8 billion by 2023, with total costs estimated at £2.4 billion, of which £1.6 billion is expected to be cash costs. The proceeds of anticipated divestments are largely expected to cover the cash costs of the programme.

Additional one-time costs to prepare Consumer Healthcare for separation are estimated at £600-700 million, excluding transaction costs.

Transaction-related adjustments
Transaction-related adjustments resulted in a net charge of £345 million (2018: £1,977 million). This included a net £127 million accounting credit for the re-measurement of the contingent consideration liabilities related to the acquisitions of the former Shionogi-ViiV Healthcare joint venture and the former Novartis Vaccines business and the liabilities for the Pfizer put option and Pfizer and Shionogi preferential dividends in ViiV Healthcare.

Charge/(credit)	2019 £m	2018 £m

Consumer Healthcare Joint Venture put option	-	658
Contingent consideration on former Shionogi-ViiV Healthcare joint venture (including Shionogi preferential dividends)	31	1,188
ViiV Healthcare put options and Pfizer preferential dividends	(234)	(58)
Contingent consideration on former Novartis Vaccines business	76	58
Release of fair value uplift on acquired Pfizer inventory	366	-
Other adjustments	106	131

Total transaction-related charges	345	1,977

The £31 million charge relating to the contingent consideration for the former Shionogi-ViiV Healthcare joint venture represented an increase in the valuation of the contingent consideration due to Shionogi, primarily as a result of a £435 million unwind of the discount, partly offset by updated exchange rate assumptions and adjustments to sales forecasts. The £234 million credit relating to the ViiV Healthcare put options and Pfizer preferential dividends represented a reduction in the valuation of the put option as a result of adjustments to multiples and sales forecasts as well as updated exchange rate assumptions.

Other adjustments included transaction costs arising on completion of the Consumer Healthcare Joint Venture with Pfizer and a reversal of an indemnity receivable from Novartis following a tax settlement, with an equivalent release of a tax provision.

An explanation of the accounting for the non-controlling interests in ViiV Healthcare is set out on page 10.

Divestments, significant legal charges and other items
Divestments and other items included a profit on disposal of rabies and tick-borne encephalitis vaccines (£306 million), a gain in the year of £143 million arising from the increase in value of the shares in Hindustan Unilever Limited to be received on the disposal of Horlicks and other Consumer Healthcare brands, as well as equity investment impairments and certain other Adjusting items together with the profit on a number of asset disposals. A charge of £251 million (2018: £33 million) for significant legal matters included the settlement of existing matters as well as provisions for ongoing litigation. Significant legal cash payments were £294 million (2018: £39 million).

Financial performance – Q4 2019

Total results

The Total results for the Group are set out below.

	Q4 2019 £m	Q4 2018 £m	Growth £%	Growth CER%

Turnover	8,899	8,197	9	11

Cost of sales	(3,248)	(2,904)	12	14

Gross profit	5,651	5,293	7	9

Selling, general and administration	(3,443)	(2,620)	31	31
Research and development	(1,243)	(1,076)	16	17
Royalty income	82	79	4	4
Other operating income/(expense)	855	(122)

Operating profit	1,902	1,554	22	29

Finance income	11	24
Finance expense	(206)	(209)
Share of after tax profits of associates and joint ventures	4	5

Profit before taxation	1,711	1,374	25	32

Taxation	(194)	(74)
Tax rate %	11.3%	5.4%

Profit after taxation	1,517	1,300	17	23

Profit attributable to non-controlling interests	218	85
Profit attributable to shareholders	1,299	1,215

	1,517	1,300	17	23

Earnings per share	26.2p	24.7p	6	12

Adjusted results The Adjusted results for the Group are set out below. Reconciliations between Total results and Adjusted results for Q4 2019 and Q4 2018 are set out on pages 35 and 36.

	Q4 2019

	£m	% of turnover	Growth £%	Reported growth CER%	Pro-forma growth CER%

Turnover	8,899	100	9	11	2

Cost of sales	(2,848)	(32.0)	12	15	4
Selling, general and administration	(3,117)	(35.0)	23	23	11
Research and development	(1,164)	(13.1)	14	16	13
Royalty income	82	0.9	4	4	4

Adjusted operating profit	1,852	20.8	(16)	(11)	(17)

Adjusted profit before tax	1,659		(18)	(13)
Adjusted profit after tax	1,452		(13)	(8)
Adjusted profit attributable to shareholders	1,227		(20)	(16)

Adjusted earnings per share	24.8p		(21)	(16)

Operating profit by business	Q4 2019

	£m	% of turnover	Growth £%	Reported growth CER%	Pro-forma growth CER%

Pharmaceuticals	1,935	42.5	(17)	(15)	(15)
Pharmaceuticals R&D*	(927)		19	21	21

Total Pharmaceuticals	1,008	22.1	(35)	(33)	(33)
Vaccines	578	33.2	38	42	42
Consumer Healthcare	440	17.1	25	33	(8)

	2,026	22.8	(13)	(10)	(15)
Corporate & other unallocated costs	(174)

Adjusted operating profit	1,852	20.8	(16)	(11)	(17)

*
Operating profit of Pharmaceuticals R&D segment, which is the responsibility of the Chief Scientific Officer and President, R&D. It excludes ViiV Healthcare R&D expenditure, which is reported within the Pharmaceuticals segment.

Turnover

Pharmaceuticals turnover

	Q4 2019

	£m	Growth £%	Growth CER%

Respiratory	892	8	9
HIV	1,257	(1)	-
Immuno-inflammation	170	25	26
Oncology	66	-	-
Established Pharmaceuticals	2,173	(15)	(14)

	4,558	(5)	(4)

US	1,958	(8)	(6)
Europe	1,048	(6)	(3)
International	1,552	(2)	-

	4,558	(5)	(4)

Pharmaceuticals turnover in the quarter was £4,558 million, down 5% AER, 4% CER. Respiratory sales were up 8% AER, 9% CER to £892 million, on growth of Trelegy Ellipta and Nucala. HIV sales of £1,257 million declined 1% AER but were flat at CER, with growth in Juluca and Dovato offset by a decline in Tivicay. Sales of Established Pharmaceuticals declined 15% AER, 14% CER to £2,173 million, reflecting lower Advair sales following the generic launch in Q1 2019. Established Pharmaceuticals growth in the quarter was impacted by both a European Relenza tender and post divestment inventory sales recorded in the prior year.

In the US, sales declined 8% AER, 6% CER. Continued growth of Nucala, Trelegy Ellipta and Benlysta was more than offset by the decline in Established Products, including the loss of exclusivity of Advair. Excluding Advair and Relvar/Breo Ellipta, which were impacted by genericisation of the ICS/LABA market, growth was 7% AER, 8% CER. In Europe, sales declined 6% AER, 3% CER, with strong growth in Respiratory and from Zejula. International sales declined 2% AER, but were flat at CER, with Respiratory growth offset by lower Established Pharmaceutical sales reflecting post divestment inventory sales in Q4 2018.

Respiratory
Total Respiratory sales were up 8% AER, 9% CER, with strong growth in Europe and International which saw growth in Ellipta products, including Relvar/Breo and Trelegy, and Nucala. Nucala sales grew 27% AER, 32% CER in Europe and 36% AER, 36% CER in International. In the US, Trelegy Ellipta and Nucala growth was offset by a decline in Relvar/Breo Ellipta on post-generic ICS/LABA price pressure.

Sales of Nucala were £218 million in the quarter and grew 26% AER, 28% CER, with US sales up 23% AER, 24% CER to £132 million including the impact of the new at-home use application.

Sales of Ellipta products were up 3% AER, 4% CER to £674 million driven by growth in Europe and International regions. In the US, sales declined 6% AER, 5% CER, reflecting continued competitive pricing pressures for Relvar/Breo, partly offset by ongoing growth in Trelegy Ellipta. In Europe, Ellipta product sales grew 17% AER, 19% CER. Sales of Trelegy Ellipta contributed £172 million globally in the quarter, driven by an increase in US market share.

Relvar/Breo Ellipta sales were down 19% AER, 19% CER. In the US, Relvar/Breo Ellipta declined 42% AER, 41% CER impacted by US competitive pricing pressures and the impact of generic Advair on the US ICS/LABA market. In Europe and International, Relvar/Breo Ellipta continued to grow, up 4% AER, 6% CER and 16% AER, 14% CER, respectively.

HIV
HIV sales of £1,257 million declined 1% AER but were flat at CER in the quarter. The dolutegravir franchise was flat at AER, but grew 2% at CER, delivering sales of £1,208 million in the quarter. The remaining portfolio, with sales of £49 million and 4% of total HIV sales, declined 31% AER, 30% CER and reduced the overall growth of total HIV by two percentage points in the quarter.

Sales of dolutegravir products were £1,208 million in the quarter, with Triumeq and Tivicay delivering sales of £638 million and £426 million, respectively. The two-drug regimens, Juluca and Dovato, delivered sales of £144 million in the quarter, with combined growth more than offsetting the decline in the three-drug regimen, Triumeq, as the business transitions to the new portfolio.

In the US, following the launch of Dovato in April 2019, combined sales of the two-drug regimens were £116 million. Total dolutegravir sales were flat at AER but grew 2% at CER, reflecting a year-on-year share decline as the business transitions to the new two-drug portfolio, more than offset by net price benefit. In Europe, total dolutegravir sales declined 4% AER, 1% CER, with strong dolutegravir volume growth in the quarter more than offset by price erosion, higher clawback payments, and an adverse stocking pattern comparator in 2018. Combined sales of Dovato and Juluca recorded sales of £25 million. International continued to grow strongly with total dolutegravir sales growth of 9% AER, 11% CER, driven by Tivicay.

Oncology
Sales of Zejula, the newly acquired PARP inhibitor asset were £66 million in the quarter, comprising £37 million in the US and £29 million in Europe.

Immuno-inflammation
Sales of Benlysta in the quarter were up 23% AER, 24% CER to £170 million, including sales of the sub-cutaneous formulation of £79 million. In the US, Benlysta grew 22% AER, 25% CER to £148 million.

Established Pharmaceuticals
Sales of Established Pharmaceuticals in the quarter were £2,173 million, down 15% AER, 14% CER.

Established Respiratory products declined 17% AER, 16% CER to £965 million. In the US, Advair experienced its third full quarter of generic competition, resulting in a 65% AER, 64% CER decline. Also in the US, Ventolin continued to benefit from strong uptake of an authorised generic version launched earlier in the year. In Europe, Seretide sales were down 21% AER, 18% CER to £119 million, reflecting continued competition from generic products and the transition of the Respiratory portfolio to newer products. In International, sales of Seretide were down 4% AER, 4% CER.

The remainder of the Established Pharmaceuticals portfolio declined by 14% AER, 12% CER to £1,208 million including Lamictal down 9% AER, 8% CER to £145 million on generic competition in the US and International, partially offset by growth in Augmentin in International. Growth in the quarter was impacted by a European Relenza tender and post divestment inventory sales in the prior year.

Vaccines turnover

	Q4 2019

	£m	Growth £%	Growth CER%

Meningitis	203	8	14
Influenza	138	(28)	(26)
Shingles	532	>100	>100
Established Vaccines	869	(1)	2

	1,742	18	21

US	909	36	40
Europe	350	(7)	(4)
International	483	11	14

	1,742	18	21

Vaccines turnover grew 18% AER, 21% CER to £1,742 million, primarily driven by growth in sales of Shingrix. Meningitis vaccines also contributed to growth, mainly due to higher demand for Menveo in International. Influenza vaccines sales declined 28% AER, 26% CER to £138 million, primarily due to the impact of the favourable phasing in Q3 2019 in the US, despite further strong sales execution. Established Vaccines were down 1% AER but grew 2% CER to £869 million, reflecting higher sales of Synflorix, Hepatitis and Rotarix, partly offset by expected returns on Cervarix due to competitive pressure in China.

Meningitis
Meningitis sales grew 8% AER, 14% CER to £203 million. Bexsero sales declined 2% AER but grew 5% CER to £112 million, driven by strong demand across International and Europe and share gains in the US, partly offset by lower channel inventory and an increased returns provision in the US. Menveo grew 50% AER, 57% CER, primarily reflecting higher demand and favourable phasing in International, partly offset by lower US sales.

Influenza
Fluarix/FluLaval sales declined 28% AER, 26% CER to £138 million, primarily due to the impact of the favourable phasing in Q3 2019 in the US, despite further strong sales execution.

Shingles
Shingrix recorded sales of £532 million in the quarter, driven by continued strong uptake and the benefit of prior-period rebate adjustments in the US. Germany and Canada also contributed to growth.

Established Vaccines
Sales of DTPa-containing vaccines (Infanrix, Pediarix and Boostrix) declined 6% AER, 3% CER. Infanrix, Pediarix sales were down 5% AER, 2% CER to £156 million, reflecting competitive pressures and unfavourable phasing in Europe together with lower demand in the US, partly offset by stronger demand in International. Boostrix sales declined 6% AER, 4% CER to £130 million, mainly due to the reversal of favourable phasing in International in Q3 2019, partly offset by higher demand and share gains in the US.

Hepatitis vaccines grew 3% AER, 6% CER to £195 million, primarily due to the continued benefit from a competitor supply shortage in the US and favourable supply phasing in International, partly offset by lower demand in Europe.

Rotarix sales were up 5% AER, 8% CER to £141 million, reflecting stronger demand in the US.

Synflorix sales grew 17% AER, 20% CER to £124 million due to higher demand in International, partly offset by lower demand in Europe.

MMRV vaccines sales were up 10% AER, 11% CER to £70 million, mainly driven by higher demand in International, partly offset by supply constraints in Europe.

Consumer Healthcare turnover

	Q4 2019

	£m	Growth £%	Growth CER%

Wellness	1,294	29	31
Oral health	651	4	7
Nutrition	463	>100	>100
Skin health	163	29	32

	2,571	35	37

US	889	82	81
Europe	621	14	17
International	1,061	21	25

	2,571	35	37

Pro-forma growth			-

Consumer Healthcare sales grew 35% AER, 37% CER to £2,571 million in the quarter. On a pro-forma basis, sales were flat, with strong growth in Oral health offset by declines in other categories partly due to the alignment of in-market inventory levels of some Pfizer brands.

Divestments and the phasing out of low margin contract manufacturing had a negative impact of approximately one percentage point on pro-forma growth.

The legacy Pfizer brands have been included in the existing categories and geographic regions used to report Consumer Healthcare sales. GSK expects to revise this category structure for reporting from Q1 2020 onwards.

Wellness
Wellness sales grew 29% AER, 31% CER to £1,294 million in the quarter. On a pro-forma basis, sales declined in low single digits, with growth in Pain relief offset by a decline in Respiratory and the phasing out of low margin contract manufacturing. In Pain relief, Panadol continued to perform strongly, particularly in the Middle East and Africa, and benefited from 2018 regulatory and distribution changes. Advil growth reflected ongoing recovery from now resolved supply issues. Pain relief growth was partly offset by a decline in Voltaren, partly reflecting retail stock movements.

Oral health
Oral health grew 4% AER, 7% CER to £651 million with strong performance across the category, benefiting from a number of new product innovations during the year. Sensodyne and Gum health saw double-digit, broad-based growth, while Denture care grew in low single digits.

Nutrition
Nutrition sales more than doubled at both AER and CER in the quarter to £463 million, largely due to the inclusion of the Pfizer vitamins, minerals and supplements portfolio. On a pro-forma basis, sales declined in low single digits, due to the alignment of in-market inventory levels of some Pfizer brands.

Skin health
Skin health sales grew 29% AER, 32% CER to £163 million, largely due to the addition of Chapstick from the Pfizer portfolio. On a pro-forma basis, a decline in sales largely reflected divestments of small tail brands in the US and UK.

Operating performance

Cost of sales
Total cost of sales as a percentage of turnover was 36.5%, 1.1 percentage points higher at AER and 1.1 percentage points higher in CER terms compared with Q4 2018. This reflected the unwind of the fair market value uplift on inventory arising on completion of the Consumer Healthcare Joint Venture with Pfizer and increased amortisation of intangible assets, partly offset by a reduction in the costs of manufacturing restructuring programmes, primarily as a result of write downs in a number of manufacturing sites in Q4 2018

Excluding these and other Adjusting items, Adjusted cost of sales as a percentage of turnover was 32.0%, 1.1 percentage points higher at AER, and 1.1 percentage points higher at CER compared with Q4 2018. On a pro-forma basis, Adjusted cost of sales as a percentage of turnover was 32.0%, 0.7% percentage points higher at CER compared with Q4 2018. The increase reflected continued adverse pricing pressure in Pharmaceuticals, particularly in Respiratory, and a non-restructuring related write down in a manufacturing site. This was partly offset by more favourable product mixes in Pharmaceuticals, due to a reduction in sales of some lower margin established products, and Vaccines, primarily due to the growth of Shingrix in the US.

Selling, general and administration
Total SG&A costs as a percentage of turnover were 38.7%, 6.7 percentage points higher at AER and 6.0 percentage points higher on a CER basis compared with Q4 2018. This included increased Major restructuring costs primarily related to integration of the Consumer Healthcare Joint Venture with Pfizer as well as increased significant legal costs primarily reflecting settlement of existing matters, partly offset by reduced acquisition costs for Tesaro compared with Q4 2018.

Excluding these and other Adjusting items, Adjusted SG&A costs as a percentage of turnover were 35.0%, 4.2 percentage points higher at AER than in Q4 2018 and 3.5 percentage points higher on a CER basis. On a pro-forma basis, Adjusted SG&A costs as a percentage of turnover were 35.0%, 2.8 percentage points higher at CER compared with Q4 2018. The growth in Adjusted SG&A costs of 23% AER, 23% CER, (11% CER pro-forma) reflected increased investment resulting from the acquisition of Tesaro and in promotional product support, particularly for new launches in Respiratory, HIV and Vaccines. This was partly offset by the continuing benefit of restructuring in Pharmaceuticals and the tight control of ongoing costs, particularly in non-promotional spending, across all three businesses.

Research and development
Total R&D expenditure was £1,243 million (14.0% of turnover), up 16% AER, 17% CER. Adjusted R&D expenditure was £1,164 million (13.1% of turnover), 14% higher at AER, 16% higher at CER than Q4 2018. On a pro-forma basis, Adjusted R&D expenditure was 13% higher at CER compared with Q4 2018.

Pharmaceuticals R&D expenditure was £899 million, up 13% AER, 15% CER, reflecting a significant increase in Oncology investment including the assets from the Tesaro acquisition (primarily Zejula and dostarlimab) and a number of other mid and late-stage programmes including belantamab mafodotin, NY-ESO, ICOS and bintrafusp alfa, as well as increased spending on the progression of key non-Oncology assets, such as aGM-CSF for rheumatoid arthritis. This was partly offset by a favourable comparison with Q4 2018 as a result of significant portfolio reprioritisation. R&D expenditure in Vaccines and Consumer Healthcare was £186 million and £79 million, respectively.

Royalty income
Royalty income was £82 million (Q4 2018: £79 million), up 4% AER, 4% CER, primarily reflecting increased royalties on sales of Gardasil.

Other operating income/(expense)
Net other operating income of £855 million (Q4 2018: £122 million expense) primarily reflected net accounting credits of £535 million (Q4 2018: £229 million charges) arising from the re-measurement of the contingent consideration liabilities related to the acquisitions of the former Shionogi-ViiV Healthcare joint venture and the former Novartis Vaccines business and the liabilities for the Pfizer put option and Pfizer and Shionogi preferential dividends in ViiV Healthcare. This included a re-measurement credit of £390 million (Q4 2018: £261 million charge) for the contingent consideration liability due to Shionogi, primarily arising from changes in exchange rate assumptions and forecast assumptions, partly offset by the unwind of the discount.

Other income also included the profit on disposal of the rabies and tick-borne encephalitis vaccines (£306 million) and a number of other asset disposals. This was partly offset by a decrease in value of the shares in Hindustan Unilever Limited to be received on the disposal of Horlicks and other Consumer Healthcare brands of £105 million in the quarter. The cumulative increase in value since the signing of the proposed transaction was £240 million.

Operating profit
Total operating profit was £1,902 million in Q4 2019 compared with £1,554 million in Q4 2018. Re-measurement credits on the contingent consideration liabilities, increased profit on disposals and reduced restructuring costs were partly offset by a decrease in the value of the shares in Hindustan Unilever Limited to be received on the disposal of Horlicks and other Consumer Healthcare brands and the unwind of the fair market value uplift on inventory arising on completion of the Consumer Healthcare Joint Venture with Pfizer.

Excluding these and other Adjusting items, Adjusted operating profit was £1,852 million, 16% lower than Q4 2018 at AER and 11% lower at CER on a turnover increase of 11% CER. The Adjusted operating margin of 20.8% was 6.0 percentage points lower at AER and 5.2 percentage points lower on a CER basis than in Q4 2018. On a pro-forma basis, Adjusted operating profit was 17% lower at CER on a turnover increase of 2% CER. The Adjusted pro-forma operating margin of 20.8% was 4.8 percentage points lower on a CER basis than in Q4 2018.

The reduction in Adjusted operating profit primarily reflected increased investment in R&D, including a significant increase in Oncology, partly on the assets from the Tesaro acquisition, investments in promotional product support, particularly for new launches in Vaccines, HIV and Respiratory, as well as continuing price pressure, particularly in Respiratory, including the impact of the launch of a generic version of Advair in the US in February 2019, together with a non-restructuring related write down in a manufacturing site. This was partly offset by the benefit from sales growth, particularly in Vaccines, a more favourable mix in Vaccines and continued tight control of ongoing costs, particularly in non-promotional spending, across all three businesses.

Contingent consideration cash payments which are made to Shionogi and other companies reduce the balance sheet liability and hence are not recorded in the income statement. Total contingent consideration cash payments in the quarter amounted to £233 million (Q4 2018: £222 million). This included cash payments made to Shionogi of £220 million (Q4 2018: £209 million).

Operating profit by business
Pharmaceuticals operating profit was £1,008 million, down 35% AER, 33% CER on a turnover decrease of 4% CER. The operating margin of 22.1% was 10.4 percentage points lower at AER than in Q4 2018 and 10.0 percentage points lower on a CER basis. This primarily reflected a significant increase in R&D investment, particularly in Oncology, and investment in new product support and targeted priority markets, as well as the continued impact of lower prices, particularly in Respiratory, including the impact of the launch of a generic version of Advair in the US in February 2019 and a non-restructuring related write down in a manufacturing site. This was partly offset by a favourable product mix, primarily due to a reduction in some lower margin established products, tight control of ongoing costs and the benefits of re-prioritisation of the R&D portfolio.

Vaccines operating profit was £578 million, 38% higher than Q4 2018 at AER and 42% higher at CER on a turnover increase of 21% CER. The operating margin of 33.2% was 4.8 percentage points higher than in Q4 2018 at AER and 4.9 percentage points higher on a CER basis. This was primarily driven by enhanced operating leverage from strong sales growth, particularly Shingrix in the US, and improved product mix, partly offset by higher supply chain costs.

Consumer Healthcare operating profit was £440 million, up 25% AER, 33% CER on a turnover increase of 37% CER. On a pro-forma basis operating profit of £440 million was down 8% CER with turnover flat at CER. The operating margin of 17.1% was 1.3 percentage points lower at AER and 0.6 percentage points lower on a CER basis. The pro-forma operating margin of 17.1% was 1.6 percentage points lower on a CER basis than in Q4 2018. This primarily reflected reduced growth from higher margin power brands in the quarter following earlier seasonal sell-ins, increased promotional investment and unfavourable inventory adjustments, partly offset by continued manufacturing restructuring savings. Growth was also adversely affected by a different central cost allocation methodology applied by Pfizer in the comparative pro-forma financial information.

Net finance costs
Total net finance costs were £195 million compared with £185 million in Q4 2018. Adjusted net finance costs were £197 million compared with £173 million in Q4 2018. The increase primarily reflected higher debt levels reflecting the acquisition of Tesaro in January 2019. Following the introduction of IFRS 16, ‘Leases’, finance costs included an unwind of the discount on the lease liability of £10 million in the quarter.

Share of after tax profits of associates and joint ventures
The share of after tax profits of associates was £4 million (Q4 2018: £5 million).

Taxation
The charge of £194 million represented an effective tax rate on Total results of 11.3% (Q4 2018: 5.4%) and reflected the different tax effects of the various Adjusting items. Tax on Adjusted profit amounted to £207 million and represented an effective Adjusted tax rate of 12.5% (Q4 2018: 17.5%), reflecting the impact of the settlement of a number of open issues with tax authorities.

Issues related to taxation are described in Note 14, ‘Taxation’ in the Annual Report 2018. The Group continues to believe it has made adequate provision for the liabilities likely to arise from periods which are open and not yet agreed by tax authorities. The ultimate liability for such matters may vary from the amounts provided and is dependent upon the outcome of agreements with relevant tax authorities.

Non-controlling interests
The allocation of Total earnings to non-controlling interests amounted to £218 million (Q4 2018: £85 million). The increase was primarily due to an increased allocation of ViiV Healthcare profits of £192 million (Q4 2018: £78 million) including charges for movements in contingent consideration liabilities and the allocation of Pfizer’s interest in the profits of the Consumer Healthcare Joint Venture (£23 million), partly offset by lower net profits in some of the Group’s other entities with non-controlling interests.

The allocation of Adjusted earnings to non-controlling interests amounted to £225 million (Q4 2018: £139 million). The increase in allocation was primarily due to the allocation of Pfizer’s interest in the profits of the Consumer Healthcare Joint Venture (£101 million), partly offset by a reduced allocation of ViiV Healthcare profits of £121 million (Q4 2018: £130 million) and lower net profits in some of the Group’s other entities with non-controlling interests.

Earnings per share
Total earnings per share was 26.2p, compared with 24.7p in Q4 2018. The increase in earnings per share primarily reflected re-measurement credits on the contingent consideration liabilities, increased profit on disposals and reduced restructuring costs, partly offset by a decrease in the value of the shares in Hindustan Unilever Limited to be received on the disposal of Horlicks and other Consumer Healthcare brands and the unwind of the fair market value uplift on inventory arising on completion of the Consumer Healthcare Joint Venture with Pfizer.

Adjusted EPS of 24.8p compared with 31.2p in Q4 2018, down 21% AER, 16% CER, on an 11% CER decrease in Adjusted operating profit. This reflected an increased non-controlling interest allocation of Consumer Healthcare profits following the creation of the new Consumer Healthcare Joint Venture in Q3 2019 and increased net finance costs, partly offset by a reduced effective tax rate.

Currency impact on Q4 2019 results
The Q4 2019 results are based on average exchange rates, principally £1/$1.30, £1/€1.17 and £1/Yen 141. Comparative exchange rates are given on page 56. The period-end exchange rates were £1/$1.32, £1/€1.18 and £1/Yen 143.

In the quarter, turnover increased 9% AER, 11% CER. Total EPS was 26.2p compared with 24.7p in Q4 2018. Adjusted EPS was 24.8p compared with 31.2p in Q4 2018, down 21% AER, 16% CER. The negative currency impact primarily reflected the strength of Sterling, particularly against the US$, Euro and emerging market currencies, relative to Q4 2018. Exchange gains or losses on the settlement of intercompany transactions represented one percentage point of the negative currency impact of five percentage points on Adjusted EPS.

Adjusting items The reconciliations between Total results and Adjusted results for Q4 2019 and Q4 2018 are set out below.

Three months ended 31 December 2019

	Total results £m	Intangible amort- isation £m	Intangible impair- ment £m	Major restruct- uring £m	Transaction- related £m	Divestments, significant legal and other items £m	Adjusted results £m
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Turnover	8,899						8,899
Cost of sales	(3,248)	163	3	11	223		(2,848)
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Gross profit	5,651	163	3	11	223		6,051

Selling, general and administration	(3,443)		(1)	163	4	160	(3,117)
Research and development	(1,243)	16	19	43		1	(1,164)
Royalty income	82						82
Other operating income/(expense)	855				(557)	(298)	-
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Operating profit	1,902	179	21	217	(330)	(137)	1,852

Net finance costs	(195)			1		(3)	(197)
Share of after tax profits of associates and joint ventures	4						4
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Profit before taxation	1,711	179	21	218	(330)	(140)	1,659

Taxation	(194)	(41)	(6)	(58)	15	77	(207)
Tax rate %	11.3%						12.5%
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Profit after taxation	1,517	138	15	160	(315)	(63)	1,452
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Profit attributable to non-controlling interests	218				7		225

Profit attributable to shareholders	1,299	138	15	160	(322)	(63)	1,227
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––

Earnings per share	26.2p	2.8p	0.3p	3.2p	(6.5)p	(1.2)p	24.8p
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––

Weighted average number of shares (millions)	4,953						4,953
	––––––––––––						––––––––––––

Three months ended 31 December 2018

	Total results £m	Intangible amort- isation £m	Intangible impair- ment £m	Major restruct- uring £m	Transaction- related £m	Divestments, significant legal and other items £m	Adjusted results £m
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Turnover	8,197						8,197
Cost of sales	(2,904)	136		232	4		(2,532)
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Gross profit	5,293	136		232	4		5,665

Selling, general and administration	(2,620)			48	37	6	(2,529)
Research and development	(1,076)	14	12	22		9	(1,019)
Royalty income	79						79
Other operating (expense)/income	(122)			1	230	(109)	-
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Operating profit	1,554	150	12	303	271	(94)	2,196

Net finance costs	(185)			2	(3)	13	(173)
Share of after tax profits of associates and joint ventures	5						5
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Profit before taxation	1,374	150	12	305	268	(81)	2,028

Taxation	(74)	(24)	(4)	(48)	(38)	(167)	(355)
Tax rate %	5.4%						17.5%
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Profit after taxation	1,300	126	8	257	230	(248)	1,673
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Profit attributable to non-controlling interests	85				54		139

Profit attributable to shareholders	1,215	126	8	257	176	(248)	1,534
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––

Earnings per share	24.7p	2.6p	0.2p	5.2p	3.6p	(5.1)p	31.2p
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––

Weighted average number of shares (millions)	4,920						4,920
	––––––––––––						––––––––––––

Major restructuring and integration
Within the Pharmaceuticals sector, the highly regulated manufacturing operations and supply chains and long lifecycle of the business mean that restructuring programmes, particularly those that involve the rationalisation or closure of manufacturing or R&D sites are likely to take several years to complete.

Total Major restructuring charges incurred in the quarter were £217 million (Q4 2018: £303 million), analysed as follows:

	Q4 2019			Q4 2018

	Cash £m	Non-cash £m	Total £m	Cash £m	Non-cash £m	Total £m

2018 major restructuring programme (incl. Tesaro)	48	23	71	151	90	241
Consumer Healthcare Joint Venture integration Programme	113	4	117	-	-	-
Combined restructuring and integration programme	18	11	29	52	10	62

	179	38	217	203	100	303

Cash charges arose from integration costs under the Consumer Healthcare Joint Venture integration programme as well as restructuring of the manufacturing organisation, R&D and some administrative functions, and the integration of Tesaro under the 2018 major restructuring programme. Non-cash charges arising under the 2018 major restructuring programme and Combined restructuring and integration programme primarily related to the write-down of assets as part of announced plans to reduce the manufacturing network.

Total cash payments made in the quarter were £255 million, £69 million for the existing Combined restructuring and integration programme (Q4 2018: £175 million) and £79 million under the 2018 major restructuring programme (Q4 2018: £9 million), including the settlement of certain charges accrued in previous quarters, and a further £107 million relating to the Consumer Healthcare Joint Venture integration programme.

The analysis of Major restructuring charges by business was as follows:

	Q4 2019 £m	Q4 2018 £m

Pharmaceuticals	36	269
Vaccines	10	28
Consumer Healthcare	134	(28)

	180	269
Corporate & central functions	37	34

Total Major restructuring costs	217	303

The analysis of Major restructuring charges by Income statement line was as follows:

	Q4 2019 £m	Q4 2018 £m

Cost of sales	11	232
Selling, general and administration	163	48
Research and development	43	22
Other operating expense	-	1

Total Major restructuring costs	217	303

The Major restructuring programmes delivered incremental cost savings in the quarter of £0.2 billion.

Transaction-related adjustments
Transaction-related adjustments resulted in a net credit of £330 million (Q4 2018: £271 million charge). This primarily reflected £535 million of net accounting credits for the re-measurement of the contingent consideration liabilities related to the acquisitions of the former Shionogi-ViiV Healthcare joint venture and the former Novartis Vaccines business and the liabilities for the Pfizer put option and Pfizer and Shionogi preferential dividends in ViiV Healthcare.

(Credit)/charge	Q4 2019 £m	Q4 2018 £m

Contingent consideration on former Shionogi-ViiV Healthcare joint venture (including Shionogi preferential dividends)	(390)	261
ViiV Healthcare put options and Pfizer preferential dividends	(153)	(40)
Contingent consideration on former Novartis Vaccines business	8	8
Release of fair value uplift on acquired Pfizer inventory	218	-
Other adjustments	(13)	42

Total transaction-related charges	(330)	271

The £390 million credit relating to the contingent consideration for the former Shionogi-ViiV Healthcare joint venture represented a decrease in the valuation of the contingent consideration due to Shionogi, primarily as a result of updated exchange rate assumptions as well as sales forecasts, partly offset by a £112 million unwind of the discount.

An explanation of the accounting for the non-controlling interests in ViiV Healthcare is set out on page 10.

Divestments, significant legal charges and other items
Divestments and other items included a profit on the disposal of the rabies and tick-borne encephalitis vaccines (£306 million) and a number of other assets, partly offset by a loss in the quarter of £105 million arising from the decrease in value of the shares in Hindustan Unilever Limited to be received on the disposal of Horlicks and other Consumer Healthcare brands and a charge of £164 million (Q4 2018: £4 million) for significant legal matters reflecting the settlement of existing matters as well as provisions for ongoing litigation. Significant legal cash payments were £281 million (Q4 2018: £15 million).

Cash generation

Cash flow

	2019	2018	Q4 2019

Net cash inflow from operating activities (£m)	8,020	8,421	3,453
Free cash flow* (£m)	5,073	5,692	2,599
Free cash flow growth (%)	(11)%	63%	(22)%
Free cash flow conversion* (%)	>100%	>100%	>100%
Net debt** (£m)	25,215	21,621	25,215

*	Free cash flow and free cash flow conversion are defined on page 60.
**	Net debt is analysed on page 59.

2019
The net cash inflow from operating activities for the year was £8,020 million (2018: £8,421 million). Free cash flow was £5,073 million (2018: £5,692 million). The reduction primarily reflected the adverse timing of payments for returns and rebates, as well as the initial step-down impact from US Advair generic competition, increased capital expenditure including the acquisition of intangible assets, higher restructuring payments and higher significant legal costs. This was partly offset by improved operating profits including currency benefits, a reduction in inventory and lower increase in trade receivables, lower contingent consideration payments compared with 2018, which included a milestone payment to Novartis, lower dividend payments to non-controlling interests and the reclassification of lease payments from operating to financing activities following the transition to IFRS 16.

Total cash payments to Shionogi in relation to the ViiV Healthcare contingent consideration liability in the year were £865 million (2018: £793 million), of which £767 million was recognised in cash flows from operating activities and £98 million was recognised in contingent consideration paid within investing cash flows. These payments are deductible for tax purposes.

Q4 2019
Net cash inflow from operating activities for the quarter was £3,453 million (Q4 2018: £4,119 million). Free cash flow was £2,599 million (Q4 2018: £3,317 million). The reduction primarily reflected the adverse timing of payments for returns and rebates and the step-down impact from US Advair generic competition, higher significant legal payments and lower operating profits including the effects of currency. This was partly offset by a greater seasonal reduction in inventory and trade receivables and the reclassification of lease payments from operating to financing activities following the transition to IFRS 16.

Total cash payments to Shionogi in relation to the ViiV Healthcare contingent consideration liability in the quarter were £220 million (Q4 2018: £209 million), of which £195 million was recognised in cash flows from operating activities and £25 million was recognised in contingent consideration paid within investing cash flows. These payments are deductible for tax purposes.

Net debt
At 31 December 2019, net debt was £25.2 billion, compared with £21.6 billion at 31 December 2018, comprising gross debt of £30.5 billion and cash and liquid investments of £5.3 billion, including £0.5 billion reported within Assets held for sale. Net debt increased due to the £3.9 billion acquisition of Tesaro Inc as well as £0.2 billion of Tesaro net debt, together with the £1.3 billion impact from the implementation of IFRS 16, the dividend paid to shareholders of £4.0 billion and other net investing activities of £0.1 billion, partly offset by £0.7 billion net favourable exchange impacts from the translation of non-Sterling denominated debt and exchange on other financing items and £5.1 billion of free cash flow.

At 31 December 2019, GSK had short-term borrowings (including overdrafts and lease liabilities) repayable within 12 months of £6.9 billion with loans of £3.2 billion repayable in the subsequent year.

Returns to shareholders

Quarterly dividends
The Board has declared a fourth interim dividend for 2019 of 23 pence per share (Q4 2018: 23 pence per share).

GSK recognises the importance of dividends to shareholders and aims to distribute regular dividend payments that will be determined primarily with reference to the free cash flow generated by the business after funding the investment necessary to support the Group’s future growth.

The Board intends to maintain the dividend for 2020 at the current level of 80p per share, subject to any material change in the external environment or performance expectations. Over time, as free cash flow strengthens, it intends to build free cash flow cover of the annual dividend to a target range of 1.25-1.50x, before returning the dividend to growth.

Payment of dividends
The equivalent interim dividend receivable by ADR holders will be calculated based on the exchange rate on 7 April 2020. An annual fee of $0.03 per ADS (or $0.0075 per ADS per quarter) (2018: $0.02 per ADS; $0.005 per ADS per quarter) is charged by the Depositary.

The ex-dividend date will be 20 February 2020, with a record date of 21 February 2020 and a payment date of 9 April 2020.

	Paid/ payable	Pence per share	£m

2019
First interim	11 July 2019	19	940
Second interim	10 October 2019	19	941
Third interim	9 January 2020	19	941
Fourth interim	9 April 2020	23	1,139

		80	3,961

2018
First interim	12 July 2018	19	934
Second interim	11 October 2018	19	934
Third interim	10 January 2019	19	935
Fourth interim	11 April 2019	23	1,137

		80	3,940

Weighted average number of shares
	2019 millions	2018 millions

Weighted average number of shares – basic	4,947	4,914
Dilutive effect of share options and share awards	69	57

Weighted average number of shares – diluted	5,016	4,971

Weighted average number of shares
	Q4 2019 millions	Q4 2018 millions

Weighted average number of shares – basic	4,953	4,920
Dilutive effect of share options and share awards	69	58

Weighted average number of shares – diluted	5,022	4,978

At 31 December 2019, 4,953 million shares (2018: 4,923 million) were in free issue (excluding Treasury shares and shares held by the ESOP Trusts). GSK made no share repurchases during the year. The company issued 4.0 million shares under employee share schemes in the year for proceeds of £51 million (2018: £74 million).

At 31 December 2019, the ESOP Trust held 36.0 million GSK shares against the future exercise of share options and share awards. The carrying value of £135 million has been deducted from other reserves. The market value of these shares was £647 million.

At 31 December 2019, the company held 393.5 million Treasury shares at a cost of £5,505 million, which has been deducted from retained earnings.

Financial information

Income statements

	2019 £m	2018 £m	Q4 2019 £m	Q4 2018 £m

TURNOVER	33,754	30,821	8,899	8,197

Cost of sales	(11,863)	(10,241)	(3,248)	(2,904)

Gross profit	21,891	20,580	5,651	5,293

Selling, general and administration	(11,402)	(9,915)	(3,443)	(2,620)
Research and development	(4,568)	(3,893)	(1,243)	(1,076)
Royalty income	351	299	82	79
Other operating income/(expense)	689	(1,588)	855	(122)

OPERATING PROFIT	6,961	5,483	1,902	1,554

Finance income	98	81	11	24
Finance expense	(912)	(798)	(206)	(209)
Profit on disposal of associates	-	3	-	-
Share of after tax profits of associates and joint ventures	74	31	4	5

PROFIT BEFORE TAXATION	6,221	4,800	1,711	1,374

Taxation	(953)	(754)	(194)	(74)
Tax rate %	15.3%	15.7%	11.3%	5.4%

PROFIT AFTER TAXATION	5,268	4,046	1,517	1,300

Profit attributable to non-controlling interests	623	423	218	85
Profit attributable to shareholders	4,645	3,623	1,299	1,215

	5,268	4,046	1,517	1,300

EARNINGS PER SHARE	93.9p	73.7p	26.2p	24.7p

Diluted earnings per share	92.6p	72.9p	25.9p	24.4p

Statement of comprehensive income

	2019 £m	2018 £m

Profit for the year	5,268	4,046

Items that may be reclassified subsequently to income statement:
Exchange movements on overseas net assets and net investment hedges	(832)	(480)
Reclassification of exchange movements on liquidation or disposal of overseas subsidiaries	(75)	-
Fair value movements on cash flow hedges	(20)	140
Reclassification of cash flow hedges to income statement	3	(175)
Deferred tax on fair value movements on cash flow hedges	16	(22)
Deferred tax reversed on reclassification of cash flow hedges	-	20

	(908)	(517)

Items that will not be reclassified to income statement:
Exchange movements on overseas net assets of non-controlling interests	(75)	(1)
Fair value movements on equity investments	372	180
Deferred tax on fair value movements on equity investments	(95)	10
Re-measurement (losses)/gains on defined benefit plans	(1,050)	728
Tax on re-measurement (losses)/gains on defined benefit plans	189	(146)

	(659)	771

Other comprehensive (expense)/income for the year	(1,567)	254

Total comprehensive income for the year	3,701	4,300

Total comprehensive income for the year attributable to:
Shareholders	3,153	3,878
Non-controlling interests	548	422

	3,701	4,300

Statement of comprehensive income

	Q4 2019 £m	Q4 2018 £m

Profit for the period	1,517	1,300

Items that may be reclassified subsequently to income statement:
Exchange movements on overseas net assets and net investment hedges	(637)	(112)
Reclassification of exchange movements on liquidation or disposal of overseas subsidiaries	(75)	-
Fair value movements on cash flow hedges	86	(42)
Reclassification of cash flow hedges to income statement	-	(11)
Deferred tax on fair value movements on cash flow hedges	16	2

	(610)	(163)

Items that will not be reclassified to income statement:
Exchange movements on overseas net assets of non-controlling interests	(103)	18
Fair value movements on equity investments	276	(88)
Deferred tax on fair value movements on equity investments	(68)	23
Re-measurement gains/(losses) on defined benefit plans	142	(375)
Tax on re-measurement gains/(losses) on defined benefit plans	(26)	59

	221	(363)

Other comprehensive expense for the period	(389)	(526)

Total comprehensive income for the period	1,128	774

Total comprehensive income for the period attributable to:
Shareholders	1,013	671
Non-controlling interests	115	103

	1,128	774

Pharmaceuticals turnover – year ended 31 December 2019

	Total			US			Europe			International
	–––––––––––––––––––––––––––––––––––––––			–––––––––––––––––––––––––––––––––––––––			–––––––––––––––––––––––––––––––––––––––			–––––––––––––––––––––––––––––––––––––––
		Growth			Growth			Growth			Growth
		––––––––––––––––––––––––			––––––––––––––––––––––––			––––––––––––––––––––––––			––––––––––––––––––––––––
	£m	£%	CER%	£m	£%	CER%	£m	£%	CER%	£m	£%	CER%
	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––

Respiratory	3,081	18	15	1,742	10	6	783	29	29	556	33	31
	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––
Ellipta products	2,313	13	10	1,289	4	-	577	26	27	447	29	27
Anoro Ellipta	514	8	5	324	2	(2)	120	19	20	70	23	21
Arnuity Ellipta	48	9	5	41	5	3	-	-	-	7	40	20
Incruse Ellipta	262	(8)	(10)	161	(13)	(17)	73	(1)	(1)	28	17	17
Relvar/Breo Ellipta	971	(11)	(13)	381	(34)	(37)	282	11	12	308	21	19
Trelegy Ellipta	518	>100	>100	382	>100	>100	102	>100	>100	34	>100	>100

Nucala	768	36	33	453	33	28	206	36	37	109	56	50

HIV	4,854	3	1	3,004	3	(1)	1,156	(3)	(2)	694	13	13
	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––
Dolutegravir products	4,633	5	2	2,938	4	-	1,086	-	-	609	22	22
Tivicay	1,662	1	(1)	977	(6)	(9)	395	5	6	290	28	28
Triumeq	2,549	(4)	(6)	1,611	(4)	(7)	626	(11)	(11)	312	15	15
Juluca	366	>100	>100	303	>100	>100	56	>100	>100	7	>100	>100
Dovato	56	-	-	47	-	-	9	-	-	-	-	-

Epzicom/Kivexa	75	(36)	(35)	3	(57)	(57)	23	(48)	(48)	49	(26)	(24)
Selzentry	97	(16)	(17)	53	(9)	(12)	29	(17)	(14)	15	(32)	(32)
Other	49	(30)	(31)	10	(44)	(44)	18	(25)	(29)	21	(25)	(25)

Immuno-inflammation	613	30	25	535	27	23	46	28	28	32	>100	94
	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––
Benlysta	613	30	25	535	27	23	46	24	24	32	>100	94

Oncology	230	-	-	134	-	-	96	-	-	-	-	-
	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––
Zejula	229	-	-	134	-	-	95	-	-	-	-	-

Established Pharmaceuticals	8,776	(7)	(8)	1,987	(22)	(24)	2,044	(8)	(8)	4,745	1	1
	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––
Established Respiratory	3,900	(10)	(11)	1,415	(21)	(23)	807	(13)	(12)	1,678	4	3
Seretide/Advair	1,730	(29)	(29)	502	(54)	(56)	502	(16)	(16)	726	-	(1)
Flixotide/Flovent	629	6	4	368	11	6	88	(5)	(4)	173	2	2
Ventolin	938	27	25	547	55	49	120	(8)	(7)	271	6	7
Avamys/Veramyst	324	8	6	(2)	>(100)	>(100)	69	(7)	(5)	257	14	11
Other	279	6	2	-	-	-	28	-	(4)	251	7	3

Dermatology	445	2	3	3	-	-	159	(1)	(1)	283	4	6
Augmentin	602	6	6	-	-	-	172	(5)	(4)	430	11	11
Avodart	574	-	(1)	4	(67)	(67)	208	(13)	(12)	362	13	11
Imigran/Imitrex	138	(2)	(3)	59	2	-	52	(9)	(7)	27	4	-
Lamictal	566	(8)	(10)	284	(8)	(12)	112	(1)	-	170	(12)	(13)
Seroxat/Paxil	160	(6)	(6)	-	-	-	37	(5)	(5)	123	(6)	(7)
Valtrex	107	(13)	(15)	14	(33)	(38)	31	3	3	62	(14)	(15)
Other	2,284	(9)	(9)	208	(40)	(43)	466	(5)	(4)	1,610	(4)	(4)
	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––
Pharmaceuticals	17,554	2	-	7,402	(1)	(4)	4,125	1	2	6,027	5	4
	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––

Pharmaceuticals turnover – three months ended 31 December 2019

	Total			US			Europe			International
	–––––––––––––––––––––––––––––––––––––––			–––––––––––––––––––––––––––––––––––––––			–––––––––––––––––––––––––––––––––––––––			–––––––––––––––––––––––––––––––––––––––
		Growth			Growth			Growth			Growth
		––––––––––––––––––––––––			––––––––––––––––––––––––			––––––––––––––––––––––––			––––––––––––––––––––––––
	£m	£%	CER%	£m	£%	CER%	£m	£%	CER%	£m	£%	CER%
	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––

Respiratory	892	8	9	521	-	1	214	20	22	157	23	22
	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––
Ellipta products	674	3	4	389	(6)	(5)	158	17	19	127	20	19
Anoro Ellipta	141	(2)	(1)	91	(7)	(6)	33	14	17	17	-	-
Arnuity Ellipta	15	15	15	13	18	18	-	-	-	2	-	-
Incruse Ellipta	77	(11)	(10)	52	(13)	(12)	18	(10)	(10)	7	-	-
Relvar/Breo Ellipta	269	(19)	(19)	107	(42)	(41)	74	4	6	88	16	14
Trelegy Ellipta	172	>100	>100	126	>100	>100	33	>100	>100	13	>100	>100

Nucala	218	26	28	132	23	24	56	27	32	30	36	36

HIV	1,257	(1)	-	782	(1)	1	296	(7)	(4)	179	3	5
	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––
Dolutegravir products	1,208	-	2	768	-	2	278	(4)	(1)	162	9	11
Tivicay	426	(6)	(4)	244	(13)	(11)	100	(4)	(1)	82	22	22
Triumeq	638	(8)	(5)	408	(5)	(3)	153	(16)	(13)	77	(4)	-
Juluca	111	79	79	89	59	59	19	>100	>100	3	>100	100
Dovato	33	-	-	27	-	-	6	-	-	-	-	-

Epzicom/Kivexa	15	(50)	(47)	-	-	-	5	(55)	(55)	10	(33)	(27)
Selzentry	23	(26)	(23)	13	(19)	(19)	7	(22)	(11)	3	(50)	(50)
Other	11	10	-	1	>100	>100	6	-	(17)	4	-	-

Immuno- inflammation	170	25	26	148	22	25	12	20	20	10	>100	60
	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––
Benlysta	170	23	24	148	22	25	12	20	20	10	43	14

Oncology	66	-	-	37	-	-	29	-	-	-	-	-
	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––
Zejula	66	-	-	37	-	-	29	-	-	-	-	-

Established Pharmaceuticals	2,173	(15)	(14)	470	(32)	(31)	497	(18)	(15)	1,206	(5)	(4)
	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––
Established Respiratory	965	(17)	(16)	341	(32)	(31)	196	(17)	(15)	428	1	1
Seretide/Advair	414	(36)	(35)	104	(65)	(64)	119	(21)	(18)	191	(4)	(4)
Flixotide/Flovent	186	12	13	115	22	22	22	(15)	(12)	49	7	9
Ventolin	226	5	8	124	13	16	31	(14)	(11)	71	3	4
Avamys/Veramyst	72	(1)	-	(2)	>(100)	>(100)	15	(12)	(6)	59	5	5
Other Respiratory	67	6	3	-	-	-	9	29	-	58	4	4

Dermatology	112	(3)	1	-	-	-	40	(7)	(5)	72	1	6
Augmentin	158	8	11	-	-	-	47	(4)	(2)	111	14	18
Avodart	140	(6)	(5)	-	-	-	48	(20)	(15)	92	7	6
Imigran/Imitrex	35	(12)	(10)	15	(21)	(16)	13	(7)	-	7	-	(14)
Lamictal	145	(9)	(8)	73	(12)	(11)	28	(7)	-	44	(4)	(9)
Seroxat/Paxil	38	(17)	(15)	-	-	-	9	(10)	(10)	29	(19)	(17)
Valtrex	27	(18)	(18)	4	(43)	(43)	8	14	14	15	(21)	(21)
Other	553	(23)	(20)	37	(51)	(54)	108	(30)	(29)	408	(16)	(12)
	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––
Pharmaceuticals	4,558	(5)	(4)	1,958	(8)	(6)	1,048	(6)	(3)	1,552	(2)	-
	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––

Vaccines turnover – year ended 31 December 2019

	Total			US			Europe			International
	–––––––––––––––––––––––––––––––––––––––			–––––––––––––––––––––––––––––––––––––––			–––––––––––––––––––––––––––––––––––––––			–––––––––––––––––––––––––––––––––––––––
		Growth			Growth			Growth			Growth
		––––––––––––––––––––––––			––––––––––––––––––––––––			––––––––––––––––––––––––			––––––––––––––––––––––––
	£m	£%	CER%	£m	£%	CER%	£m	£%	CER%	£m	£%	CER%
	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––

Meningitis	1,018	16	15	430	15	10	343	2	3	245	43	50
	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––
Bexsero	679	16	16	260	30	25	319	3	4	100	37	48
Menveo	267	15	13	170	(2)	(6)	18	6	6	79	93	100
Other	72	11	11	-	-	-	6	(25)	(25)	66	16	16

Influenza	541	3	1	412	7	3	56	(15)	(15)	73	1	4
	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––
Fluarix, FluLaval	541	3	1	412	7	3	56	(15)	(15)	73	1	4

Shingles	1,810	>100	>100	1,669	>100	>100	54	>100	>100	87	78	76
	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––
Shingrix	1,810	>100	>100	1,669	>100	>100	54	>100	>100	87	78	76

Established Vaccines	3,788	2	1	1,394	15	11	1,035	(11)	(10)	1,359	1	2
	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––
Infanrix, Pediarix	733	8	6	360	22	17	213	(20)	(19)	160	36	35
Boostrix	584	13	11	299	13	9	156	(4)	(3)	129	43	44

Hepatitis	874	8	6	529	16	11	231	(6)	(5)	114	9	10

Rotarix	558	7	6	140	11	6	112	2	3	306	7	8

Synflorix	468	10	11	-	-	-	54	(7)	(5)	414	13	13

Priorix, Priorix Tetra, Varilrix	232	(24)	(23)	-	-	-	100	(37)	(37)	132	(9)	(9)
Cervarix	50	(64)	(64)	-	-	-	21	5	5	29	(75)	(76)
Other	289	(8)	(7)	66	3	2	148	8	10	75	(33)	(33)
	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––
Vaccines	7,157	21	19	3,905	45	39	1,488	(5)	(4)	1,764	8	9
	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––

Vaccines turnover – three months ended 31 December 2019

	Total			US			Europe			International
	–––––––––––––––––––––––––––––––––––––––			–––––––––––––––––––––––––––––––––––––––			–––––––––––––––––––––––––––––––––––––––			–––––––––––––––––––––––––––––––––––––––
		Growth			Growth			Growth			Growth
		––––––––––––––––––––––––			––––––––––––––––––––––––			––––––––––––––––––––––––			––––––––––––––––––––––––
	£m	£%	CER%	£m	£%	CER%	£m	£%	CER%	£m	£%	CER%
	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––

Meningitis	203	8	14	25	(50)	(36)	83	6	9	95	58	62
	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––
Bexsero	112	(2)	5	12	(48)	(26)	76	6	8	24	26	32
Menveo	66	50	57	13	(52)	(44)	6	50	50	47	>100	>100
Other	25	(17)	(17)	-	-	-	1	(50)	(50)	24	(14)	(14)

Influenza	138	(28)	(26)	92	(32)	(30)	22	(29)	(29)	24	(11)	(4)
	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––
Fluarix, FluLaval	138	(28)	(26)	92	(32)	(30)	22	(29)	(29)	24	(11)	(4)

Shingles	532	>100	>100	494	>100	>100	19	>100	>100	19	27	40
	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––
Shingrix	532	>100	>100	494	>100	>100	19	>100	>100	19	27	40

Established Vaccines	869	(1)	2	298	8	12	226	(15)	(12)	345	3	5
	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––
Infanrix, Pediarix	156	(5)	(2)	68	(9)	(7)	44	(27)	(23)	44	47	50
Boostrix	130	(6)	(4)	66	3	6	34	(8)	(5)	30	(21)	(18)

Hepatitis	195	3	6	111	8	11	53	(12)	(8)	31	15	22

Rotarix	141	5	8	34	36	36	28	-	-	79	(2)	2

Synflorix	124	17	20	-	-	-	10	(52)	(48)	114	34	36

Priorix, Priorix Tetra, Varilrix	70	10	11	-	-	-	26	(20)	(20)	44	40	43
Cervarix	(13)	>(100)	>(100)	-	-	-	5	-	-	(18)	>(100)	>(100)
Other	66	3	9	19	>100	>100	26	10	23	21	(33)	(43)
	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––
Vaccines	1,742	18	21	909	36	40	350	(7)	(4)	483	11	14
	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––	–––––––––

Balance sheet

	31 December 2019 £m	31 December 2018 £m
ASSETS
Non-current assets
Property, plant and equipment	10,348	11,058
Right of use assets	966	-
Goodwill	10,562	5,789
Other intangible assets	30,955	17,202
Investments in associates and joint ventures	314	236
Other investments	1,837	1,322
Deferred tax assets	4,096	3,887
Derivative financial instruments	103	69
Other non-current assets	1,020	1,576

Total non-current assets	60,201	41,139

Current assets
Inventories	5,947	5,476
Current tax recoverable	262	229
Trade and other receivables	7,202	6,423
Derivative financial instruments	421	188
Liquid investments	79	84
Cash and cash equivalents	4,707	3,874
Assets held for sale	873	653

Total current assets	19,491	16,927

TOTAL ASSETS	79,692	58,066

LIABILITIES
Current liabilities
Short-term borrowings	(6,918)	(5,793)
Contingent consideration liabilities	(755)	(837)
Trade and other payables	(14,939)	(14,037)
Derivative financial instruments	(188)	(127)
Current tax payable	(629)	(965)
Short-term provisions	(621)	(732)

Total current liabilities	(24,050)	(22,491)

Non-current liabilities
Long-term borrowings	(23,590)	(20,271)
Corporation tax payable	(189)	(272)
Deferred tax liabilities	(3,810)	(1,156)
Pensions and other post-employment benefits	(3,457)	(3,125)
Other provisions	(670)	(691)
Derivative financial instruments	(1)	(1)
Contingent consideration liabilities	(4,724)	(5,449)
Other non-current liabilities	(844)	(938)

Total non-current liabilities	(37,285)	(31,903)

TOTAL LIABILITIES	(61,335)	(54,394)

NET ASSETS	18,357	3,672

EQUITY
Share capital	1,346	1,345
Share premium account	3,174	3,091
Retained earnings	5,109	(2,137)
Other reserves	2,355	2,061

Shareholders’ equity	11,984	4,360

Non-controlling interests	6,373	(688)

TOTAL EQUITY	18,357	3,672

Statement of changes in equity

	Share capital £m	Share premium £m	Retained earnings £m	Other reserves £m	Share- holder’s equity £m	Non- controlling interests £m	Total equity £m
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––

As previously reported	1,345	3,091	(2,137)	2,061	4,360	(688)	3,672
Implementation of IFRS 16	-	-	(93)	-	(93)	-	(93)
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
At 1 January 2019, as adjusted	1,345	3,091	(2,230)	2,061	4,267	(688)	3,579
Profit for the period			4,645		4,645	623	5,268
Other comprehensive (expense)/income for the period			(1,766)	274	(1,492)	(75)	(1,567)
			––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Total comprehensive income/(expense) for the period			2,879	274	3,153	548	3,701
			––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Distributions to non-controlling interests						(364)	(364)
Changes to non-controlling interests						(10)	(10)
Dividends to shareholders			(3,953)		(3,953)		(3,953)
Recognition of interest in Consumer Healthcare Joint Venture			8,082		8,082	6,887	14,969
Shares issued	1	50			51		51
Realised after tax losses on disposal of equity investments			(4)	4			-
Shares acquired by ESOP Trusts		33	295	(328)			-
Write-down on shares held by ESOP Trusts			(344)	344			-
Share-based incentive plans			365		365		365
Tax on share-based incentive plans			19		19		19
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
At 31 December 2019	1,346	3,174	5,109	2,355	11,984	6,373	18,357
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––

As previously reported	1,343	3,019	(6,477)	2,047	(68)	3,557	3,489
Implementation of IFRS 15			(4)		(4)		(4)
Implementation of IFRS 9			277	(288)	(11)		(11)
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
At 1 January 2018, as adjusted	1,343	3,019	(6,204)	1,759	(83)	3,557	3,474
Profit for the period			3,623		3,623	423	4,046
Other comprehensive income/(expense) for the period			124	131	255	(1)	254
			––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Total comprehensive income for the period			3,747	131	3,878	422	4,300
			––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Distributions to non-controlling interests						(570)	(570)
Contributions from non-controlling interests						21	21
Derecognition of non-controlling interests in Consumer Healthcare Joint Venture			4,056		4,056	(4,118)	(62)
Dividends to shareholders			(3,927)		(3,927)		(3,927)
Shares issued	2	72			74		74
Realised after tax profits on disposal of equity investments			56	(56)			-
Share of associates and joint ventures realised profits on disposal of equity investments			38	(38)			-
Write-down on shares held by ESOP Trusts			(265)	265			-
Share-based incentive plans			360		360		360
Tax on share-based incentive plans			2		2		2
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
At 31 December 2018	1,345	3,091	(2,137)	2,061	4,360	(688)	3,672
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––

Cash flow statement – year ended 31 December 2019

	2019 £m	2018 £m

Profit after tax	5,268	4,046
Tax on profits	953	754
Share of after tax profits of associates and joint ventures	(74)	(31)
Profit on disposal of interest in associates	-	(3)
Net finance expense	814	717
Depreciation, amortisation and other adjusting items	2,996	1,763
Decrease/(increase) in working capital	531	(247)
Contingent consideration paid	(780)	(984)
(Decrease)/increase in other net liabilities (excluding contingent consideration paid)	(176)	3,732

Cash generated from operations	9,532	9,747
Taxation paid	(1,512)	(1,326)

Net cash inflow from operating activities	8,020	8,421

Cash flow from investing activities
Purchase of property, plant and equipment	(1,265)	(1,344)
Proceeds from sale of property, plant and equipment	95	168
Purchase of intangible assets	(898)	(452)
Proceeds from sale of intangible assets	404	256
Purchase of equity investments	(258)	(309)
Proceeds from sale of equity investments	69	151
Purchase of businesses, net of cash acquired	(3,571)	-
Contingent consideration paid	(113)	(153)
Disposal of businesses	104	26
Proceeds from disposal of interest in associates	-	3
Investment in associates and joint ventures	(11)	(10)
Interest received	82	72
Decrease in liquid investments	1	-
Dividends from associates and joint ventures	7	39

Net cash outflow from investing activities	(5,354)	(1,553)

Cash flow from financing activities
Issue of share capital	51	74
Increase in short-term loans	6,963	81
Increase in long-term loans	4,794	10,138
Repayment of short-term loans	(8,028)	(2,067)
Repayment of lease liabilities	(214)	(28)
Purchase of non-controlling interests	(7)	(9,320)
Interest paid	(895)	(766)
Dividends paid to shareholders	(3,953)	(3,927)
Distributions to non-controlling interests	(364)	(570)
Contributions from non-controlling interests	-	21
Other financing items	(187)	(25)

Net cash outflow from financing activities	(1,840)	(6,389)

Increase in cash and bank overdrafts in the year	826	479

Cash and bank overdrafts at beginning of the year	4,087	3,600
Exchange adjustments	(82)	8
Increase in cash and bank overdrafts	826	479

Cash and bank overdrafts at end of the year	4,831	4,087

Cash and bank overdrafts at end of the year comprise:
Cash and cash equivalents	4,707	3,874
Cash and cash equivalents reported in assets held for sale	507	485

	5,214	4,359
Overdrafts	(383)	(272)

	4,831	4,087

Segment information

Operating segments are reported based on the financial information provided to the Chief Executive Officer and the responsibilities of the Corporate Executive Team (CET). GSK reports results under four segments: Pharmaceuticals; Pharmaceuticals R&D; Vaccines and Consumer Healthcare, and individual members of the CET are responsible for each segment.

The Pharmaceuticals R&D segment is the responsibility of the Chief Scientific Officer and President, R&D and is reported as a separate segment. The operating profit of this segment excludes the ViiV Healthcare operating profit (including R&D expenditure) that is reported within the Pharmaceuticals segment.

The Group’s management reporting process allocates intra-Group profit on a product sale to the market in which that sale is recorded, and the profit analyses below have been presented on that basis.

Corporate and other unallocated turnover and costs include the results of certain Consumer Healthcare products which are being held for sale in a number of markets in order to meet anti-trust approval requirements, together with the costs of corporate functions.

Turnover by segment

	2019 £m	2018 £m	Growth £%	Growth CER%

Pharmaceuticals	17,554	17,269	2	-
Vaccines	7,157	5,894	21	19
Consumer Healthcare	8,995	7,658	17	17

	33,706	30,821	9	8
Corporate and other unallocated turnover	48	-

Total turnover	33,754	30,821	10	8

Operating profit by segment

	2019 £m	2018 £m	Growth £%	Growth CER%

Pharmaceuticals	7,964	8,420	(5)	(8)
Pharmaceuticals R&D	(3,369)	(2,676)	26	23

Pharmaceuticals including R&D	4,595	5,744	(20)	(22)
Vaccines	2,966	1,943	53	46
Consumer Healthcare	1,874	1,517	24	22

Segment profit	9,435	9,204	3	-
Corporate and other unallocated costs	(463)	(459)

Adjusted operating profit	8,972	8,745	3	-
Adjusting items	(2,011)	(3,262)

Total operating profit	6,961	5,483	27	23

Finance income	98	81
Finance costs	(912)	(798)
Profit on disposal of associates	-	3
Share of after tax profits of associates and joint ventures	74	31

Profit before taxation	6,221	4,800	30	25

Turnover by segment

	Q4 2019 £m	Q4 2018 £m	Growth £%	Growth CER%

Pharmaceuticals	4,558	4,810	(5)	(4)
Vaccines	1,742	1,479	18	21
Consumer Healthcare	2,571	1,908	35	37

	8,871	8,197	8	10
Corporate and other unallocated turnover	28	-

Total turnover	8,899	8,197	9	11

Operating profit by segment

	Q4 2019 £m	Q4 2018 £m	Growth £%	Growth CER%

Pharmaceuticals	1,935	2,340	(17)	(15)
Pharmaceuticals R&D	(927)	(778)	19	21

Pharmaceuticals including R&D	1,008	1,562	(35)	(33)
Vaccines	578	420	38	42
Consumer Healthcare	440	352	25	33

Segment profit	2,026	2,334	(13)	(10)
Corporate and other unallocated costs	(174)	(138)

Adjusted operating profit	1,852	2,196	(16)	(11)
Adjusting items	50	(642)

Total operating profit	1,902	1,554	22	29

Finance income	11	24
Finance costs	(206)	(209)
Share of after tax profits of associates and joint ventures	4	5

Profit before taxation	1,711	1,374	25	32

Legal matters

The Group is involved in significant legal and administrative proceedings, principally product liability, intellectual property, tax, anti-trust, consumer fraud and governmental investigations, which are more fully described in the ‘Legal Proceedings’ note in the Annual Report 2018. At 31 December 2019, the Group’s aggregate provision for legal and other disputes (not including tax matters described on page 19) was £0.2 billion (31 December 2018: £0.2 billion). The Group may become involved in significant legal proceedings in respect of which it is not possible to make a reliable estimate of the expected financial effect, if any, that could result from ultimate resolution of the proceedings. In these cases, the Group would provide appropriate disclosures about such cases, but no provision would be made.

Three significant developments since the date of the Annual Report 2018 are as follows:

In November 2019, the Group reached a settlement with respect to the claims brought by 38 health insurance companies against the Group, relating to reimbursements the insurers made for 17 medicines manufactured at the Group’s former Cidra plant in Puerto Rico between 2000 and 2006. Accordingly, the trial of the matter scheduled in US federal court for 12 November did not take place and the matter is now concluded.

The Group has been contacted by several regulatory authorities regarding the detection of genotoxic nitrosamine (NDMA) in Zantac (ranitidine) products. Based on the information received to date and correspondence with regulators, the Group made the decision in September 2019 to suspend the release, distribution and supply of all dose forms of Zantac to all markets pending the outcome of the ongoing tests and investigations. Also, as a precautionary action, in early October 2019, the Group made the decision to initiate a voluntary recall (pharmacy/retail level recall) of all Zantac products globally. The Group is continuing with investigations into the potential source of NDMA. The first Zantac personal injury claim was filed on 15 October 2019 against GSK and several other pharmaceutical companies in federal court in the Eastern District of California. Since that time, additional cases have been filed in the US naming GSK as a defendant.

On 12 February 2016, the UK Competition and Markets Authority (CMA) issued a decision fining the Group £37.6 million for infringement of the Competition Act in connection with agreements to settle patent disputes the Group entered into between 2001 and 2002 with potential suppliers of generic paroxetine formulations. The Group appealed to the Competition Appeal Tribunal (CAT), which delivered its initial judgement upholding the fine on 8 March 2018 but referred certain questions of law to the European Union Court of Justice (“ECJ”). On 30 January 2020, the ECJ issued its judgement endorsing the criteria used by the CMA in levying the fine and the matter now will return to the CAT for entry of a final judgement.

The ultimate liability for legal claims may vary from the amounts provided and is dependent upon the outcome of litigation proceedings, investigations and possible settlement negotiations. The Group’s position could change over time, and, therefore, there can be no assurance that any losses that result from the outcome of any legal proceedings will not exceed by a material amount the amount of the provisions reported in the Group’s financial accounts.

Additional information

Accounting policies and basis of preparation
This unaudited Results Announcement contains condensed financial information for the year-end and three months ended 31 December 2019, and should be read in conjunction with the Annual Report 2018, which was prepared in accordance with International Financial Reporting Standards as adopted by the European Union. This Results Announcement has been prepared applying consistent accounting policies to those applied by the Group in the Annual Report 2018, except for the implementation of IFRS 16 ‘Leases’ from 1 January 2019.

IFRS 16 ‘Leases’ was implemented by the Group from 1 January 2019. The new standard replaces IAS 17 ‘Leases’ and requires lease liabilities and right of use assets to be recognised on the balance sheet for almost all leases. GSK has applied the modified transition approach on adoption with no restatement of comparative information. The adjustment made on the transition date of 1 January 2019 to each balance sheet line item is as follows:

	31 December 2018 as previously reported £m	IFRS 16 adjustments £m	1 January 2019 as adjusted £m

Property, plant and equipment	11,058	(98)	10,960
Right of use assets	-	1,071	1,071
Other non-current assets	1,576	(11)	1,565
Trade and other receivables	6,423	3	6,426
Deferred tax assets	3,887	39	3,926
Short-term borrowings	(5,793)	(229)	(6,022)
Long-term borrowings	(20,271)	(1,074)	(21,345)
Trade and other payables	(14,037)	10	(14,027)
Current and non-current provisions	(1,423)	35	(1,388)
Other non-current liabilities	(938)	160	(778)
Deferred tax liabilities	(1,156)	1	(1,155)

Total effect on net assets	3,672	(93)	3,579

Retained earnings	(2,137)	(93)	(2,230)

Total effect on equity	3,672	(93)	3,579

The new Standard has not had a material impact on the Group’s Income statement or Cash flow statement.

The Group assesses whether a contract is or contains a lease at inception of the contract. The Group recognises a right of use asset and a corresponding lease liability with respect to all lease arrangements in which it is the lessee, except for short‑term leases (defined as leases with a lease term of 12 months or less) and leases of low value assets. For these leases, the Group recognises the lease payments as an operating expense on a straight‑line basis over the term of the lease. The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date. The discount rate applied is the rate implicit in the lease. If this rate cannot be readily determined, the Group uses its incremental borrowing rate.

The lease liability is subsequently measured by increasing the carrying amount to reflect interest on the lease liability (using the effective interest method) and by reducing the carrying amount to reflect the lease payments made.

The right of use assets primarily comprise property and reflect the initial measurement of the corresponding lease liability, lease payments made at or before the commencement day and any initial direct costs. They are subsequently measured at cost less accumulated depreciation and impairment losses.

This Results Announcement does not constitute statutory accounts of the Group within the meaning of sections 434(3) and 435(3) of the Companies Act 2006. The full Group accounts for 2018 were published in the Annual Report 2018, which has been delivered to the Registrar of Companies and on which the report of the independent auditors was unqualified and did not contain a statement under section 498 of the Companies Act 2006.

Exchange rates
GSK operates in many countries, and earns revenues and incurs costs in many currencies. The results of the Group, as reported in Sterling, are affected by movements in exchange rates between Sterling and other currencies. Average exchange rates, as modified by specific transaction rates for large transactions, prevailing during the period, are used to translate the results and cash flows of overseas subsidiaries, associates and joint ventures into Sterling. Period-end rates are used to translate the net assets of those entities. The currencies which most influenced these translations and the relevant exchange rates were:

	2019	2018	Q4 2019	Q4 2018

Average rates:
US$/£	1.28	1.33	1.30	1.27
Euro/£	1.14	1.13	1.17	1.13
Yen/£	139	147	141	144

Period-end rates:
US$/£	1.32	1.27	1.32	1.27
Euro/£	1.18	1.11	1.18	1.11
Yen/£	143	140	143	140

During Q4 2019 average Sterling exchange rates were stronger against the US Dollar and Euro but weaker against the Yen compared with the same period in 2018. During the year ended 31 December 2019, average Sterling exchange rates were weaker against the US Dollar and the Yen but stronger against the Euro. Period-end Sterling exchange rates were stronger against the US Dollar, the Euro and Yen compared with the 2018 period-end rates.

Net assets
The book value of net assets increased by £14,685 million from £3,672 million at 31 December 2018 to £18,357 million at 31 December 2019. This primarily reflected the acquisition of the Pfizer consumer healthcare business, partly offset by the re-measurement losses on defined benefit plans during the year.

The carrying value of investments in associates and joint ventures at 31 December 2019 was £314 million (31 December 2018: £236 million), with a market value of £396 million (31 December 2018: £487 million).

At 31 December 2019, the net deficit on the Group’s pension plans was £1,921 million compared with £995 million at 31 December 2018. The increase in the net deficit primarily arose from decreases in the rates used to discount UK pension liabilities from 2.9% to 2.0%, and US pension liabilities from 4.2% to 3.2%, partly offset by higher UK assets and a reduction in the UK inflation rate from 3.2% to 3.0%.

The estimated present value of the potential redemption amount of the Pfizer put option related to ViiV Healthcare, recorded in Other payables in Current liabilities, was £1,011 million (31 December 2018: £1,240 million).

The contingent consideration liability amounted to £5,479 million at 31 December 2019 (31 December 2018: £6,286 million), of which £5,103 million (31 December 2018: £5,937 million) represented the estimated present value of amounts payable to Shionogi relating to ViiV Healthcare and £339 million (31 December 2018: £296 million) represented the estimated present value of contingent consideration payable to Novartis related to the Vaccines acquisition.

Of the contingent consideration payable (on a post-tax basis) to Shionogi at 31 December 2019, £730 million (31 December 2018: £815 million) is expected to be paid within one year.

Movements in contingent consideration were as follows:

2019	ViiV Healthcare £m	Group £m

Contingent consideration at beginning of the period	5,937	6,286
Additions	-	4
Re-measurement through income statement	31	82
Cash payments: operating cash flows	(767)	(780)
Cash payments: investing activities	(98)	(113)

Contingent consideration at end of the period	5,103	5,479

2018	ViiV Healthcare £m	Group £m

Contingent consideration at beginning of the period	5,542	6,172
Re-measurement through income statement	1,188	1,251
Cash payments: operating cash flows	(703)	(984)
Cash payments: investing activities	(90)	(153)

Contingent consideration at end of the period	5,937	6,286

The liabilities for the Pfizer put option and the contingent consideration at 31 December 2019 have been calculated based on the period-end exchange rates, primarily US$1.32/£1 and €1.18/£1. Sensitivity analyses for the Pfizer put option and each of the largest contingent consideration liabilities are set out below.

Increase/(decrease) in liability	ViiV Healthcare put option	Shionogi- ViiV Healthcare contingent consideration	Novartis Vaccines contingent consideration
	£m	£m	£m

10% increase in sales forecasts	119	489	65
10% decrease in sales forecasts	(118)	(490)	(65)
1% (100 basis points) increase in discount rate	(43)	(192)	(24)
1% (100 basis points) decrease in discount rate	46	205	27
5% increase in probability of milestone success			7
5% decrease in probability of milestone success			(7)
5 cent appreciation of US Dollar	28	146	(4)
5 cent depreciation of US Dollar	(26)	(135)	3
10 cent appreciation of US Dollar	58	302	(8)
10 cent depreciation of US Dollar	(49)	(261)	7
5 cent appreciation of Euro	18	49	12
5 cent depreciation of Euro	(16)	(48)	(11)
10 cent appreciation of Euro	37	106	26
10 cent depreciation of Euro	(31)	(91)	(22)

Contingent liabilities
There were contingent liabilities at 31 December 2019 in respect of guarantees and indemnities entered into as part of the ordinary course of the Group’s business. No material losses are expected to arise from such contingent liabilities. Provision is made for the outcome of legal and tax disputes where it is both probable that the Group will suffer an outflow of funds and it is possible to make a reliable estimate of that outflow. Descriptions of the significant legal disputes to which the Group is a party are set out on page 54.

Business acquisitions
On 22 January 2019, GSK acquired 100% of Tesaro, an oncology focused biopharmaceutical company, for cash consideration of $5.0 billion (£3.9 billion) in order to strengthen the Group’s pharmaceutical pipeline.

Since 22 January 2019, sales of £0.2 billion arising from the Tesaro business have been included in Group turnover. As the company is being integrated into the Group’s existing activities, it is not practicable to identify the impact on Group profit since acquisition.

On 31 July 2019, GSK and Pfizer contributed their respective Consumer Healthcare businesses into a new Consumer Healthcare Joint Venture in a non-cash transaction, whereby GSK acquired Pfizer’s consumer healthcare business in return for shares in the Joint Venture. GSK has an equity interest of 68% and majority control of the Joint Venture and Pfizer has an equity interest of 32%.

The non-controlling interest in the Consumer Healthcare Joint Venture, calculated applying the partial goodwill method, represents Pfizer’s share of the net assets of the Joint Venture.

The goodwill in the business acquired from Pfizer represents the potential for further synergies arising from combining the acquired business with GSK’s existing business together with the value of the workforce acquired. The goodwill recognised is not expected to be deductible for tax purposes.

Since acquisition on 31 July 2019, turnover of £1.2 billion arising from the Pfizer consumer healthcare business has been included in Group turnover. As the business is being integrated into the Group’s existing activities, it is not practicable to identify the impact on Group profit since acquisition.

The fair values of the net assets acquired, including goodwill, are as follows:

	Tesaro £bn	Pfizer consumer healthcare £bn

Net assets acquired:
Intangible assets	3.1	12.4
Inventory	0.2	1.0
Other net (liabilities)/assets	(0.3)	0.3
Deferred tax liabilities	(0.3)	(2.6)

	2.7	11.1
Non-controlling interest		(3.6)
Goodwill	1.2	3.9

Total consideration	3.9	11.4

These amounts are provisional and subject to change.

Reconciliation of cash flow to movements in net debt

	2019 £m	2018 £m

Net debt, as previously reported	(21,621)	(13,178)
Implementation of IFRS 16	(1,303)	-

Net debt at beginning of the year, as adjusted	(22,924)	(13,178)

Increase in cash and bank overdrafts	826	479
Decrease in liquid investments	(1)	-
Net decrease in short-term loans	1,065	1,986
Increase in long-term loans	(4,794)	(10,138)
Repayment of lease liabilities	214	28
Debt of subsidiary undertakings acquired	(524)	-
Exchange adjustments	1,015	(776)
Other non-cash movements	(92)	(22)

Increase in net debt	(2,291)	(8,443)

Net debt at end of the year	(25,215)	(21,621)

Net debt analysis

	2019 £m	2018 £m

Liquid investments	79	84
Cash and cash equivalents	4,707	3,874
Cash and cash equivalents reported in assets held for sale	507	485
Short-term borrowings	(6,918)	(5,793)
Long-term borrowings	(23,590)	(20,271)

Net debt at end of the year	(25,215)	(21,621)

Free cash flow reconciliation

	2019 £m	2018 £m	Q4 2019 £m

Net cash inflow from operating activities	8,020	8,421	3,453
Purchase of property, plant and equipment	(1,265)	(1,344)	(480)
Proceeds from sale of property, plant and equipment	95	168	9
Purchase of intangible assets	(898)	(452)	(285)
Proceeds from disposals of intangible assets	404	256	316
Net finance costs	(813)	(694)	(340)
Dividends from joint ventures and associates	7	39	7
Contingent consideration paid (reported in investing activities)	(113)	(153)	(30)
Distributions to non-controlling interests	(364)	(570)	(51)
Contributions from non-controlling interests	-	21	-

Free cash flow	5,073	5,692	2,599

Reporting definitions

Total and Adjusted results
Total reported results represent the Group’s overall performance.

GSK also uses a number of adjusted, non-IFRS, measures to report the performance of its business. Adjusted results and other non-IFRS measures may be considered in addition to, but not as a substitute for or superior to, information presented in accordance with IFRS. Adjusted results are defined on page 9 and other non-IFRS measures are defined below.

Free cash flow
Free cash flow is defined as the net cash inflow from operating activities less capital expenditure on property, plant and equipment and intangible assets, contingent consideration payments, net finance costs, and dividends paid to non-controlling interests plus proceeds from the sale of property, plant and equipment and intangible assets, and dividends received from joint ventures and associates. It is used by management for planning and reporting purposes and in discussions with and presentations to investment analysts and rating agencies. Free cash flow growth is calculated on a reported basis. A reconciliation of net cash inflow from operations to free cash flow is set out on page 59.

Free cash flow conversion
Free cash flow conversion is free cash flow as a percentage of earnings.

Working capital
Working capital represents inventory and trade receivables less trade payables.

CER and AER growth
In order to illustrate underlying performance, it is the Group’s practice to discuss its results in terms of constant exchange rate (CER) growth. This represents growth calculated as if the exchange rates used to determine the results of overseas companies in Sterling had remained unchanged from those used in the comparative period. CER% represents growth at constant exchange rates. £% or AER% represents growth at actual exchange rates.

Pro-forma growth
The acquisition of the Pfizer consumer healthcare business completed on 31 July 2019 and so GSK’s reported results include five months of results of the former Pfizer consumer healthcare business from 1 August 2019.

The Group has presented pro-forma growth rates at CER for turnover, Adjusted operating profit and operating profit by business taking account of this transaction. Pro-forma growth rates at CER for the quarter are calculated comparing reported results for Q4 2019, calculated applying the exchange rates used in the comparative period, with the results for Q4 2018 adjusted to include the equivalent three months of results of the former Pfizer consumer healthcare business during Q4 2018, as consolidated (in US$) and included in Pfizer’s US GAAP results. Similarly, pro-forma growth rates at CER for 2019 are calculated comparing reported results for 2019, calculated applying the exchange rates used in the comparative period, with the results for 2018, adjusted to include the equivalent five months of results of the former Pfizer consumer healthcare business, as consolidated (in US$) and included in Pfizer’s US GAAP results.

Brand names and partner acknowledgements
Brand names appearing in italics throughout this document are trademarks of GSK or associated companies or used under licence by the Group. Gardasil is a trademark of Merck Sharp & Dohme Corp.

Outlook, assumptions and cautionary statements

2020 guidance
In 2020, GSK expects Adjusted EPS to decline in the range of -1% to -4% at CER. This guidance excludes any impact in 2020 from any further material divestments beyond those previously announced and any potential impact on GSK’s business from the Coronavirus outbreak.

2016-2020 outlook
In May 2015, GSK announced that it expected Group sales to grow at CER at a low-to-mid single digits percentage CAGR and Adjusted EPS to grow at CER at a mid-to-high single digit percentage CAGR for the period 2016-2020. On 3 December 2018, GSK announced that it continued to expect to deliver on its previously published Group outlooks to 2020, but, following the acquisition of Tesaro, expected Adjusted EPS growth at CER for the period 2016-2020 to be at the bottom end of the mid-to-high single digit percentage CAGR range. These outlooks are based on 2015 exchange rates.

Assumptions related to 2020 guidance and 2016-2020 outlook
In outlining the expectations for 2020 and the five-year period 2016-2020, the Group has made certain assumptions about the healthcare sector, the different markets in which the Group operates and the delivery of revenues and financial benefits from its current portfolio, pipeline and restructuring programmes.

For the Group specifically, over the period to 2020, GSK expects further declines in sales of Seretide/Advair. The introduction of a generic alternative to Advair in the US has been factored into the Group’s assessment of its future performance. The Group assumes no premature loss of exclusivity for other key products over the period.

The assumptions for the Group’s revenue, earnings and dividend expectations assume no material interruptions to supply of the Group’s products, no material mergers, acquisitions or disposals, except for the acquisition of Tesaro, the proposed divestment of Horlicks and other Consumer Healthcare products to Unilever and the formation of a new Consumer Healthcare Joint Venture with Pfizer, all announced in December 2018, no material litigation or investigation costs for the Company (save for those that are already recognised or for which provisions have been made), no share repurchases by the Company, and no change in the Group’s shareholdings in ViiV Healthcare. The assumptions also assume no material changes in the macro-economic and healthcare environment. The 2020 guidance and 2016-2020 outlook have factored in all divestments and product exits since 2015, including the divestment and exit of more than 130 non-core tail brands (£0.5 billion in annual sales) as announced on 26 July 2017 and the product divestments planned in connection with the formation of the Consumer Healthcare Joint Venture with Pfizer.

The Group’s expectations assume successful delivery of the Group’s integration and restructuring plans over the period 2016-2020, including the extension and enhancement to the combined programme announced on 26 July 2017, the new Major restructuring plan announced on 25 July 2018, the Consumer Healthcare Joint Venture integration programme and the new Separation Preparation programme. They also assume that the proposed divestment of Horlicks and other Consumer Healthcare products to Unilever closes in Q1 2020 and that the integration and investment programmes following the Tesaro acquisition and the Consumer Healthcare Joint Venture with Pfizer over this period are delivered successfully. Material costs for investment in new product launches and R&D have been factored into the expectations given. Given the potential development options in the Group’s pipeline, the outlook may be affected by additional data-driven R&D investment decisions. The expectations are given on a constant currency basis (2016-2020 outlook at 2015 CER).

Assumptions and cautionary statement regarding forward-looking statements
The Group’s management believes that the assumptions outlined above are reasonable, and that the aspirational targets described in this report are achievable based on those assumptions. However, given the longer term nature of these expectations and targets, they are subject to greater uncertainty, including potential material impacts if the above assumptions are not realised, and other material impacts related to foreign exchange fluctuations, macro-economic activity, changes in regulation, government actions or intellectual property protection, actions by our competitors, and other risks inherent to the industries in which we operate.

This document contains statements that are, or may be deemed to be, “forward-looking statements”. Forward-looking statements give the Group’s current expectations or forecasts of future events. An investor can identify these statements by the fact that they do not relate strictly to historical or current facts. They use words such as ‘anticipate’, ‘estimate’, ‘expect’, ‘intend’, ‘will’, ‘project’, ‘plan’, ‘believe’, ‘target’ and other words and terms of similar meaning in connection with any discussion of future operating or financial performance. In particular, these include statements relating to future actions, prospective products or product approvals, future performance or results of current and anticipated products, sales efforts, expenses, the outcome of contingencies such as legal proceedings, dividend payments and financial results. Other than in accordance with its legal or regulatory obligations (including under the Market Abuse Regulation, the UK Listing Rules and the Disclosure and Transparency Rules of the Financial Conduct Authority), the Group undertakes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise. The reader should, however, consult any additional disclosures that the Group may make in any documents which it publishes and/or files with the SEC. All readers, wherever located, should take note of these disclosures. Accordingly, no assurance can be given that any particular expectation will be met and investors are cautioned not to place undue reliance on the forward-looking statements.

Forward-looking statements are subject to assumptions, inherent risks and uncertainties, many of which relate to factors that are beyond the Group’s control or precise estimate. The Group cautions investors that a number of important factors, including those in this document, could cause actual results to differ materially from those expressed or implied in any forward-looking statement. Such factors include, but are not limited to, those discussed under Item 3.D ‘Risk Factors’ in the Group’s Annual Report on Form 20-F for 2018. Any forward looking statements made by or on behalf of the Group speak only as of the date they are made and are based upon the knowledge and information available to the Directors on the date of this report.

Cautionary statement regarding pro-forma growth rates
The pro-forma growth rates at CER in this Results Announcement have been provided to illustrate the position in Q4 2019 relative to the position in Q4 2018 as if, for the purposes of the Q4 2018 results, the acquisition of the Pfizer consumer healthcare business had taken place as at 31 July 2018 and that, accordingly, three months of results of the former Pfizer consumer healthcare business were included in Q4 2018. Similarly, pro-forma growth rates have been provided to illustrate the position for 2019 relative to the position for 2018 as if, for the purposes of 2018 results, the acquisition of the Pfizer consumer healthcare business had taken place as at 31 July 2018 and that, accordingly, five months of results of the former Pfizer consumer healthcare business were included in 2018. The results of the former Pfizer consumer healthcare business included for Q4 2018 and the year-ended 31 December 2018 are as consolidated (in US$) and included in Pfizer’s US GAAP results. The results for Q4 2019 and the year-ended 31 December 2019 used to calculate the pro-forma growth rates are as reported at CER.

The pro-forma growth rates have been provided for illustrative purposes only and, by their nature, address a hypothetical situation and therefore do not represent the Group’s actual growth rates. The pro-forma growth rates do not purport to represent what the Group’s results of operations actually would have been if the Pfizer acquisition had been completed on the date indicated, nor do they purport to represent the results of operations at any future date. In addition, the pro-forma growth rates do not reflect the effect of anticipated synergies and efficiencies or accounting and reporting differences associated with the acquisition of the Pfizer consumer healthcare business.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GlaxoSmithKline plc
(Registrant)

Date: February 05, 2020

By:/s/ VICTORIA WHYTE --------------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc